Exhibit 99.1
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Item 1	Identity of Company

1.1	Name and Address of Company

Thomson Reuters Corporation Suite 2706, Toronto Dominion Bank Tower Toronto-Dominion Centre Toronto, Ontario M5K 1A1 Canada

1.2	Executive Officer

Deirdre Stanley, Executive Vice President and General Counsel (646) 223-8756

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On April 17, 2008, The Thomson Corporation (“Thomson”) acquired Reuters Group PLC (“Reuters”), a global information company serving professionals in the financial services, media and corporate markets, by implementing a dual listed company (“DLC”) structure (the “Transaction”).

Thomson Reuters is the world’s leading source of intelligent information for businesses and professionals. By combining Thomson’s strength in North America with Reuters strength in Europe, the Middle East and Asia, Thomson Reuters created a business with a global brand and presence that will allow it to grow faster than either Thomson or Reuters could have on its own. Thomson Reuters expects to achieve this by:
•	capitalizing on a global brand and presence to drive international growth;

•	delivering greater value to customers through a broader range of electronically delivered critical information and decision support tools;

•	integrating Thomson and Reuters businesses to accelerate growth and capture synergies; and

•	leveraging increased revenue diversity and scale, financial strength and capital deployment to maximize shareholder return.

Thomson Reuters is organized in two divisions:
•	Markets, which consists of the financial businesses, which are a combination of those operated by Reuters and Thomson Financial prior to the closing; and

•	Professional, which consists of the Legal, Tax & Accounting, Scientific and Healthcare segments.

1

Under the DLC structure, Thomson Reuters has two parent companies, both of which are publicly listed — Thomson Reuters Corporation, an Ontario corporation, which was previously named The Thomson Corporation, and Thomson Reuters PLC, a new English company in which Reuters shareholders received shares as part of their consideration in the Transaction. Thomson Reuters Corporation and Thomson Reuters PLC operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:
•	Thomson Reuters Corporation and Thomson Reuters PLC remain separate publicly listed companies;

•	the boards of directors of the two companies comprise the same individuals, as do the companies’ executive management;

•	shareholders of the two companies ordinarily vote together as a single decision-making body, including in the election of directors;

•	shareholders of the two companies receive equivalent cash dividends and capital distributions;

•	each company has guaranteed all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and will guarantee other obligations as agreed; and

•	a take-over bid or similar transaction is required to be made for shares of both companies on an equivalent basis.
In connection with the Transaction, Thomson Reuters adopted the Reuters Trust Principles, which include the preservation of integrity, reliability of news, development of the news business and related principles.

Thomson Reuters corporate headquarters is located in New York, New York, with key staff also located in Stamford, Connecticut and London, United Kingdom. Thomson Reuters employs more than 50,000 people in 93 countries. Thomson Reuters shares are listed on the New York Stock Exchange (NYSE: TRI); Toronto Stock Exchange (TSX: TRI); London Stock Exchange (LSE: TRIL); and Nasdaq (NASDAQ: TRIN).

2.2	Date of Acquisition

April 17, 2008

2.3	Consideration

Under the terms of the Transaction, all of the issued and outstanding Reuters ordinary shares were cancelled and Reuters shareholders were entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. As of the closing of the Transaction, one Thomson Reuters PLC ordinary share was equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders continued to hold their shares of Thomson, renamed Thomson Reuters Corporation.

2

Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans vested and became fully exercisable prior to the closing of the Transaction. Assuming all outstanding Reuters in-the-money share options and other share-based awards were exercised, Reuters shareholders were entitled to receive aggregate cash consideration of approximately $8.7 billion (based on the $/£ exchange rate of $1.9756/£1 per the noon buying rate of the Federal Reserve Bank of New York on April 16, 2008) on May 1, 2008. Thomson Reuters funded cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under a £2.5 billion acquisition credit facility. As of April 30, 2008, Thomson Reuters Corporation had borrowed US$3 billion under this facility to finance the Transaction.

194,107,278 Thomson Reuters PLC ordinary shares were issued to Reuters shareholders on completion of the Transaction.

The final amount of consideration is subject to change based on certain equity awards of Reuters employees which have an exercise period of up to six months from the completion of the Transaction.

2.4	Effect on Financial Position

Thomson Reuters believes its future results will reflect savings as a result of the previously announced Thomson and Reuters efficiency initiatives, THOMSONplus and Core Plus, as well as the combination of the two businesses. Thomson Reuters estimates that it will achieve run rate savings of US$1.0 billion by December 31, 2010, earlier than originally anticipated, and US$1.2 billion by December 31, 2011. The aggregate savings through 2011 includes the benefits from THOMSONplus (US$160 million), Core Plus (US$300 million) and Thomson Reuters integration-related savings (US$750 million).

At March 31, 2008, the THOMSONplus and Core Plus programs had achieved combined run rate savings of US$300 million, leaving an additional US$900 million to be realized by December 31, 2011. The cost to achieve the savings to date has been approximately US$570 million. The estimated cash cost to achieve the remaining US$900 million of savings is US$1.2 billion through 2011.

In order to obtain antitrust clearance for the Transaction, Thomson Reuters agreed to sell a copy of the Thomson Fundamentals (Worldscope), Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. Thomson Reuters is in discussions with several potential buyers, and expects to complete the sales within the next few months.

2.5	Prior Valuations

None.

2.6	Parties to Transaction

Not applicable.

3

2.7	Date of Report

May 15, 2008

Item 3	Financial Statements

The unaudited pro forma consolidated financial statements of Thomson Reuters Corporation for the year ended December 31, 2007, included in the section entitled “Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation” on pages 12 through 38 of Thomson Reuters PLC’s annual report on Form 20-F for the year ended December 31, 2007 (the “Thomson Reuters PLC Annual Report”) which was filed with the securities regulatory authorities in Canada and furnished to the SEC on Form 6-K on April 17, 2008, are specifically incorporated by reference in this business acquisition report.

A copy of the Thomson Reuters PLC Annual Report is available at the Canadian securities regulatory authorities’ website at www.sedar.com, at the SEC’s website at www.sec.gov and at Thomson Reuters website at www.thomsonreuters.com.

The consolidated financial statements of Reuters as at and for the years ended December 31, 2007, 2006 and 2005 and the accompanying auditors’ report thereon attached as Annex A hereto are included in this business acquisition report.
CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS
This business acquisition report includes forward-looking statements that are based on certain assumptions and reflect Thomson Reuters current expectations. Forward-looking statements are those that are not historical facts and also include Thomson Reuters expectations about future prospects and share repurchase plans. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations include risks related to Thomson Reuters ability to achieve the anticipated benefits from the Transaction and other cost savings initiatives (including within the time periods currently expected); changes in the general economy; actions of competitors; changes to legislation and regulations; increased accessibility to free or relatively inexpensive information sources; failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets; failure of electronic delivery systems, network systems or the Internet; detrimental reliance on third parties for information; failure to meet the challenges involved in the expansion of international operations; failure to protect Thomson Reuters reputation; impairment of goodwill and identifiable intangible assets; failure of significant investments in technology to increase revenues or decrease operating costs; increased self-sufficiency of customers; inadequate protection of intellectual property rights; downgrading of credit ratings; threat of legal actions and claims; changes in foreign currency exchange and interest rates; failure to recruit and retain high quality management and key employees; funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by The Woodbridge Company Limited. Additional factors are discussed in Thomson Reuters materials filed with the securities regulatory authorities in Canada and the United States from time to time, including Thomson Reuters Corporation’s annual information form on Form 40-F for the year ended December 31, 2007 and the Thomson Reuters PLC Annual Report. Thomson Reuters disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law, rule or regulation.

4

Annexes A-1 to A-8
REUTERS GROUP PLC
CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED
31 DECEMBER 2007, 2006 AND 2005

REUTERS GROUP PLC
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm to the Shareholder of Reuters Group Limited (formerly Reuters Group PLC)	A-2

Consolidated income statement for the years ended 31 December 2007, 2006 and 2005	A-3

Consolidated statement of recognised income and expense for the year ended 31 December 2007, 2006, and 2005	A-4

Consolidated balance sheet as of 31 December 2007, 2006 and 2005	A-5

Consolidated cash flow statement for the years ended 31 December 2007, 2006 and 2005	A-6

Group Accounting Policies	A-7.1

Notes to the financial statements	A-8.1

Report of Independent Registered Public Accounting Firm to the Shareholder of Reuters Group Limited (formerly Reuters Group PLC)
In our opinion, the accompanying consolidated balance sheet and the related statement of income, of cash flows and statement of recognised income and expense present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at 31 December 2007, 2006 and 2005, and the results of their operations and cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as adopted by the European Union. The company’s management are responsible for these financial statements; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
IFRS issued by the International Accounting Standards Board and IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in Canada. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
London
19 March 2008, except for Note 40, as to which the date is 15 May 2008

Consolidated income statement
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Revenue	01,02	2,605	2,566	2,409
Operating costs	03	(2,355)	(2,351)	(2,251)
Other operating income	04	42	41	49

Operating profit		292	256	207
Finance income	05	117	72	41
Finance costs	05	(151)	(87)	(53)
Profit on disposal of associates, joint ventures and available-for-sale financial assets		21	76	38
Share of post-tax (losses)/profits from associates and joint ventures*	15	(6)	(4)	5

Profit before tax		273	313	238
Taxation	06	(60)	(20)	(9)

Profit for the year from continuing operations		213	293	229
Profit for the year from discontinued operations	07	14	12	253

Profit for the year		227	305	482

Attributable to:
Equity holders of the parent	11	227	305	456
Minority interest	11	—	—	26
Earnings per share

From continuing and discontinued operations
Basic earnings per ordinary share	08	18.4p	23.6p	32.6p
Diluted earnings per ordinary share	08	18.0p	23.1p	31.7p

From continuing operations
Basic earnings per ordinary share	08	17.3p	22.6p	16.3p
Diluted earnings per ordinary share	08	16.9p	22.2p	15.9p

*	Share of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £1 million (2006: £2 million, 2005: £1 million).
Dividends paid and proposed during the year were £147 million (2006: £134 million, 2005: £140 million). Please refer to note 32.

Consolidated statement of recognised income and expense
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Profit for the year		227	305	482
Actuarial gains/(losses) on defined benefit plans	11,25	98	6	(48)
Exchange differences taken directly to reserves	11,28	20	(95)	118
Exchange differences taken to the income statement on disposal of assets	11,28	—	—	(2)
Fair value gains/(losses) on available-for-sale financial assets	11,28	11	6	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	(18)	—	(73)
Fair value gains/(losses) on net investment hedges	11,28	4	34	(39)
Fair value gains taken to the income statement on disposal of net investment hedges	11,28	—	—	(14)
Taxation on the items taken directly to or transferred from equity	11	(20)	(4)	14

Net gains/(losses) not recognised in income statement	11	95	(53)	(59)

Total recognised income for the year		322	252	423

Attributable to:
Equity holders of the parent		322	252	374
Minority interest		—	—	49

Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.
The consolidated reconciliation of changes in equity is set out in note 11.

Consolidated balance sheet
At 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Assets
Non-current assets:
Intangible assets	13	614	559	487
Property, plant and equipment	14	404	371	358
Investments accounted for using the equity method:
Investments in joint ventures	15	21	19	32
Investments in associates	15	6	19	4
Deferred tax assets	26	286	281	276
Other financial assets and derivatives	16	62	47	22
Retirement benefit assets	25	39	18	—

		1,432	1,314	1,179

Current assets:
Inventories	18	—	1	1
Trade and other receivables	19	255	258	270
Other financial assets and derivatives	16	29	210	18
Current tax debtors		12	8	6
Cash and cash equivalents	20	251	129	662

		547	606	957

Non-current assets classified as held for sale	21	14	—	1

Total assets		1,993	1,920	2,137

Liabilities
Current liabilities:
Trade and other payables	22	(692)	(491)	(456)
Current tax liabilities	23	(247)	(196)	(228)
Provisions for liabilities and charges	24	(37)	(60)	(64)
Other financial liabilities and derivatives	16	(292)	(166)	(49)

		(1,268)	(913)	(797)

Non-current liabilities:
Provisions for liabilities and charges	24	(102)	(204)	(392)
Other financial liabilities and derivatives	16	(370)	(521)	(371)
Deferred tax liabilities	26	(115)	(110)	(66)

		(587)	(835)	(829)

Total liabilities		(1,855)	(1,748)	(1,626)

Net assets		138	172	511

Shareholders’ equity
Share capital	27	539	496	467
Other reserves	28	(1,710)	(1,738)	(1,692)
Retained earnings	11	1,309	1,414	1,736

Total parent shareholders’ equity		138	172	511
Minority interest in equity		—	—	—

Total equity		138	172	511

Tom Glocer	David Grigson
CEO	CFO

Consolidated cash flow statement
For the year ended 31 December

		2007	2006	2005
	Notes	£m	£m	£m

Cash flows from operating activities
Cash generated from operations	29	534	311	271
Interest received		67	42	55
Interest paid		(99)	(61)	(49)
Tax paid		(26)	(34)	(24)

Net cash flow from operating activities		476	258	253

Cash flows from investing activities
Acquisitions, net of cash acquired	30	(39)	(67)	(124)
Disposals, net of cash disposed	30	23	65	246
Purchases of property, plant and equipment		(116)	(122)	(145)
Proceeds from sale of property, plant and equipment		19	5	3
Purchases of intangible assets		(109)	(106)	(40)
Purchases of available-for-sale financial assets		(1)	—	(1)
Proceeds from sale of available-for-sale financial assets		23	—	85
Proceeds from closing of derivative contract		2	—	—
Dividends received		3	3	5

Net cash used in investing activities		(195)	(222)	29

Cash flows from financing activities
Proceeds from issue of shares		47	32	10
Share buyback		(174)	(527)	(223)
Decrease/(increase) in short-term investments		194	(196)	248
(Decrease)/increase in borrowings		(66)	270	(144)
Equity dividends paid to shareholders		(147)	(134)	(140)
Equity dividends paid to minority interests		—	—	(23)

Net cash used in financing activities		(146)	(555)	(272)

Exchange gains/(losses) on cash and cash equivalents		2	(13)	66

Net increase/(decrease) in cash and cash equivalents		137	(532)	76

Cash and cash equivalents at the beginning of the year		105	637	561

Cash and cash equivalents at the end of the year	31	242	105	637

Group Accounting Policies
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to 2007, 2006 and 2005, unless otherwise stated.
Basis of accounting
The financial statements have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985, International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretation Committee (IFRIC) interpretations as adopted by the European Union (EU) and issued by the IASB. All IFRS issued by the IASB, effective at the time of preparing these financial statements, have been adopted by the EU through the endorsement procedure established by the European Commission, with the exception of the International Accounting Standard IAS39 ‘Financial Instruments: Recognition and measurement’ related to the hedging portfolio.
Since the company is not affected by the provisions regarding portfolio hedging that are not required by the EU-endorsed version of IAS39, the accompanying financial statements comply with both IFRS as adopted by the EU and IFRS issued by the IASB.
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.
Further details regarding areas requiring significant assumptions and estimates are provided in the relevant notes to the financial statements.
The areas which require a higher degree of judgement include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions, leases, segment reporting and taxation.
Standards, amendments and interpretations effective in 2007
IFRS7, ‘Financial instruments: Disclosures’ and the complementary amendment to IAS1, ‘Presentation of financial statements — Capital Disclosures’, were adopted during the year introducing new disclosures relating to financial instruments. Adoption of the standards has not had any impact on the classification or valuation of the Group’s financial instruments.
Basis of consolidation
The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group’s share of the post-acquisition results of associates and joint ventures.
Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and de-consolidated from the date on which control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

A-7.1

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial statements, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
Associates and joint ventures
Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group’s investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus the Group’s share of post-acquisition reserves.
The Group’s share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.
Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group’s interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.
Foreign currency translation
Amounts included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, the company’s functional and presentation currency.
Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.
Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity.
The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:
•	income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);
•	assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and
•	all resulting exchange differences are recognised as a separate component of equity.
On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

A-7.2

Revenue recognition
Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.
Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.
Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time the Group has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.
Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow the Group to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.
Transaction products usage revenue is accounted for on a trade date basis.
Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying value.
Dividend revenue is recognised when the Group’s right to receive payment is established.
Pensions and similar obligations
The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.
Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made. A defined benefit plan is a pension plan that is not a defined contribution plan.
For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The asset or liability recognised in the balance sheet, in respect of defined benefit plans, is the fair value of the defined benefit obligation at the balance sheet date. Pension scheme surpluses are recognised only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Group can unilaterally reduce future contributions to the plan. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.
All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.
Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

A-7.3

Share-based payments
The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, the Group reviews its estimate of the number of options that are expected to vest.
Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.
When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.
Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill and intangibles on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold.
Internally generated intangible assets
Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product or capability can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product or capability once completed. Capitalisation ceases when the product or capability is ready for use.
Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.
Internally developed intangible assets are systematically amortised, on a straight line basis, over their useful economic lives which range from three to five years.
Other intangibles
Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment.
Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software assets are amortised on a straight line basis over their expected useful economic lives which range from three to five years.
Acquired intangible assets include software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives which range from five to fifteen years.

A-7.4

Impairment of non-financial assets
Goodwill is not subject to amortisation and is tested annually for impairment.
All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, intangible assets under development and not yet ready for use are reviewed for impairment annually. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use.
For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, ‘CGUs’). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.
Property, plant and equipment
All items of property, plant and equipment are stated at historical cost less depreciation including expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.
Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives which are as follows:

Freehold land	Not depreciated
Freehold buildings	Normally 50 years
Leasehold property	Over the term of the lease
Computer systems equipment, office equipment and motor vehicles	2 to 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

A-7.5

Financial Assets
Classification
The Group classifies its financial assets in the following categories:
•	financial assets at fair value through profit and loss;
•	loans and receivables;
•	available-for-sale financial assets.
The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.
Financial assets at fair value through profit and loss
This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets and initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Interest or dividend income is recognised separately from the net gain or loss on the asset. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.
Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets.
Available-for-sale financial assets
The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.
Impairment and derecognition
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss recognised in equity is removed from equity and recognised in the income statement. On disposal of the asset, gains or losses recognised in equity are removed from equity and recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.
Inventories and contract work in progress
Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received.

A-7.6

Trade receivables
Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortised cost. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement. When a trade receivable is uncollectible it is written off against the provision.
Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
Provisions
Provisions, other than in respect of pension and post-retirement benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes.
Leasing
Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.
Assets classified as finance leases are recognised as assets of the Group at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.
Operating lease rentals are recognised in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.
Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.
Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.
Purchases and sales of financial assets
Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group.

A-7.7

Derivative financial instruments and hedging
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:
•	hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);
•	hedges of highly probable forecast transactions (cash flow hedges); or
•	hedges of net investments in foreign operations (net investment hedges).
Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognised in the income statement.
Net investment hedges
Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement within operating costs. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity, subject to effectiveness.
Gains and losses accumulated in equity are recognised in the income statement on disposal or impairment of the foreign operation.
Embedded derivatives
Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. The derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognised in the income statement.
Derivatives that do not qualify for hedge accounting
Certain derivative instruments, while providing effective economic hedges under the Group’s policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

A-7.8

Financial guarantees
Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, and the amount initially recognised.
Fair value estimation
The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.
Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved. The derivatives are separated from the host contracts and valued using quoted forward market rates.
Interest in shares of Reuters Group PLC
Shares held by the Reuters Employee Share Ownership Trusts and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders’ equity.
Irrevocable commitments to repurchase shares during close periods entered into before the balance sheet date are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholders’ equity.
Dividend distribution
Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company’s shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.
Taxation
The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.
The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

A-7.9

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Segment reporting
Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (Sales & Trading, Research & Asset Management, Enterprise, and Media), are the primary reporting segments for the Group.
Note 1 outlines in detail the allocation approach in respect of divisional results, costs, assets and liabilities.
Standards, interpretations and amendments to issued standards that are not yet effective
Certain new standards, amendments and interpretations to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after 1 January 2008 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to adopt early. The new standards which are expected to be relevant to the Group’s operations are as follows:
Standards, interpretations and amendments to issued standards adopted by the EU
IFRS 8 ‘Operating Segments’ (effective from 1 January 2009)
IFRS 8 replaces IAS 14 ‘Segment Reporting’ and aligns segment reporting with the requirements of US accounting standards FAS 131 ‘Disclosures about Segments of an Enterprise and Related Information’. The new standard uses a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Group has assessed the impact of IFRS 8 and concluded that segment reporting will continue to be focused on the business divisions with the distinction between primary and secondary segments being removed.
IAS 1 (revised) ‘Presentation of Financial Statements’ (effective from 1 January 2009)
IAS 1 (revised) constitutes Phase A of the IASB’s project on performance reporting. Where previously companies were required to present only one of either a Statement of Recognised Income and Expense (SORIE) or a Statement of Recognised Changes in Equity (SOCIE), the amendments require companies to present both a SOCIE and either a statement of comprehensive income or an income statement accompanied by a statement of other comprehensive income as financial statements (formerly referred to as “primary statements”). Other changes include the requirement to present a statement of financial position (balance sheet) as at the beginning of the comparative period when an entity restates the comparatives following a change in accounting policy, the correction of an error, or the reclassification of items in the financial statements; and clarification of disclosure requirements relating to income tax on items recognised in other comprehensive income, dividends, and recycling to the income statement/comprehensive income of gains previously recognised in other comprehensive income. The Group has assessed the impact of the revision and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 11 ‘IFRS 2 — Group and Treasury Share Transactions’ (effective from 1 January 2008)
IFRIC 11 addresses share-based payment arrangements in which (a) an entity grants its employees a right to equity instruments of the entity, and either chooses or is required to buy those equity instruments from another party or the shareholder provides the equity instruments needed to settle the share-based payment arrangement; and (b) a subsidiary entity’s employees are granted rights to equity instruments of the parent

A-7.10

entity (or another entity in the same group), in particular, arrangements in which the parent entity or the subsidiary entity grants those rights direct to the subsidiary entity’s employees. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
Standards, interpretations and amendments to issued standards not yet adopted by the EU
IAS 23 (revised) ‘Borrowing Costs’ (effective from 1 January 2009)
The amendments to IAS 23 remove the option of expensing borrowing costs relating to qualifying assets. Although the amendments are intended to clarify definitions of qualifying assets and eligible borrowing costs (especially in the case of land under development) the amendments are not intended to change the definitions fundamentally. The Group has assessed the impact of IAS 23 (revised) and the current policy will need to be amended from 1 January 2009 onwards to capitalise borrowing costs.
IFRIC 12 ‘Service Concession Arrangements’ (effective from 1 January 2008)
IFRIC 12 provides guidance on certain recognition and measurement issues that arise in accounting for public and private service concession arrangements. It amends IFRIC 4 to exclude from the scope of IFRIC 4 any service concession arrangements that fall within the scope of IFRIC 12. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 13 ‘Customer Loyalty Programmes’ (effective from 1 July 2008)
Where a customer loyalty programme operates, IFRIC 13 requires an entity to separate sales revenue into revenue for sale of the goods or services and revenue for sale of the loyalty points (based on the fair value of the loyalty points); with the latter being deferred until the loyalty points are redeemed. The IFRIC explains how to determine the fair value of the consideration for the loyalty points and how to account for redemption. It also addresses whether agency relationships arise where a third party provides the loyalty reward, and when a loyalty scheme might be considered to be onerous. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group’s financial statements.
IFRIC 14 ‘IAS 19 The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’(effective from 1 January 2008)
IFRIC 14 clarifies the requirements of IAS 19, which limits the measurement of a defined benefit asset to the “present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan” plus unrecognised gains and losses; this is known as the “asset ceiling”. The IFRIC addresses when refunds or reductions in future contributions should be regarded as available; how a minimum funding requirement might affect the availability of reductions in future contributions; and when a minimum funding requirement might give rise to an additional liability.

A-7.11

Notes to the financial statements
01 Segmental analysis — income statement
Primary reportable segments — business divisions
The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group’s primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.
Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.
Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.
Other operating income is allocated to divisions using a similar methodology to operating costs.
Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model.
When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.
From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.
Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business Divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other Divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.
2006 comparatives have therefore been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.
2005 comparatives have been restated to decrease recoveries revenues by £44 million, increase other product revenues by £27 million and decrease operating costs by £13 million in Sales & Trading, to increase other product revenue by £5 million and increase operating costs by £5 million in Research & Asset Management, to increase other product revenue by £12 million and increase operating costs by £6 million in Enterprise and to increase operating costs by £2 million in Media.

A-8.1

The tables below show a segmental analysis of results for continuing operations. For information relating to discontinued operations, please refer to note 7.

	2007
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,619	363	451	172	2,605
Operating costs	(1,440)	(339)	(371)	(160)	(2,310)
Other operating income	27	5	7	3	42
Divisional operating profit*	206	29	87	15	337
Thomson deal related costs					(45)
Operating profit					292
Finance income					117
Finance costs					(151)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					21
Share of post-taxation losses from associates and joint ventures					(6)
Profit before taxation					273
Taxation					(60)
Profit for the year from continuing operations					213

*	Divisional operating profit is operating profit less Thomson deal-related costs

A-8.2

	Restated
	2006
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,661	304	431	170	2,566
Operating costs	(1,506)	(324)	(362)	(159)	(2,351)
Other operating income	27	5	6	3	41
Operating profit	182	(15)	75	14	256
Finance income					72
Finance costs					(87)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					76
Share of post-taxation profits from associates and joint ventures					(4)
Profit before tax					313
Taxation					(20)
Profit for the year from continuing operations					293

A-8.3

	Restated
	2005
		Research
		& Asset
	Sales &	Manage-
	Trading	ment	Enterprise	Media	Total
	£m	£m	£m	£m	£m

Revenue	1,596	263	397	153	2,409
Operating costs	(1,482)	(298)	(323)	(148)	(2,251)
Other operating income	37	—	8	4	49
Operating profit	151	(35)	82	9	207
Finance income					41
Finance costs					(53)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					38
Share of post-taxation profits from associates and joint ventures					5
Profit before tax					238
Taxation					(9)
Profit for the year from continuing operations					229
Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2006: £nil, 2005: £nil)
The following table shows the aggregate of each business division’s share of results of associates and joint ventures:

	2007	2006	2005
	£m	£m	£m

Sales & Trading	(5)	(4)	2
Research & Asset Management	1	—	—
Enterprise	—	—	—
Media	(2)	—	3
Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5

A-8.4

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenses included in the divisional operating costs above:

			2007			2006			2005

	Depreciation		Other	Depreciation		Other	Depreciation		Other
	and		non-cash	and		non-cash	and		non-cash
	amortisation	Impairments	expenses	amortisation	Impairments	expenses	amortisation	Impairments	expenses
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Sales & Trading	99	20	27	95	—	36	89	1	39
Research & Asset Management	19	—	6	19	—	7	19	—	4
Enterprise	32	1	6	22	—	8	20	1	2
Media	7	—	2	5	—	3	4	1	1
Total	157	21	41	141	—	54	132	3	46
Please refer to note 13 for more information relating to impairments.
Secondary reportable segments — geographical
Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.
The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

	2007	2006	2005
Revenue	£m	£m	£m

Europe, Middle East & Africa*	1,441	1,396	1,330
Americas	701	709	651
Asia	463	461	428
Total revenue	2,605	2,566	2,409

*	To reflect the way Reuters was managed from 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

A-8.5

02 Revenue by type
An analysis of the Group’s revenue from sale of goods and services by type is set out below:

	2007	2006	2005
	£m	£m	£m

Recurring	2,394	2,363	2,235
Usage	139	132	104
Outright	72	71	70
Total revenue	2,605	2,566	2,409
Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and advertising revenues. Outright revenue comprises once-off sales including information and risk management solutions.
03 Operating costs

	2007	2006	2005
Costs by nature	£m	£m	£m

Salaries, commission and allowances	756	763	761
Social security costs	78	64	67
Share-based payments (see note 33)	36	30	30
Pension costs (see note 25)	40	61	55
Total staff costs	910	918	913
Services*	529	512	455
Depreciation	96	95	99
Data	319	323	281
Communications	249	279	289
Space	156	151	162
Amortisation of intangibles	61	46	33
Impairments	21	—	3
Losses on derivative financial instruments	14	25	—
Losses on ineffective portion of net investment hedges	—	—	1
Losses on financial assets designated at fair value through profit and loss	—	—	15
Foreign exchange losses	—	2	—
Total operating costs	2,355	2,351	2,251
Operating costs include:
Research and development expenditure	100	83	92
Operating lease expenditure:
Hire of equipment	9	6	6
Other, principally property	76	74	67
Advertising	15	19	17

*	Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

A-8.6

An analysis of fees payable by the Group to the company’s auditors is set out below:

	2007	2006	2005
	£m	£m	£m

Fees payable to the company’s auditor for the audit of the company’s annual accounts	2.5	2.2	2.9
Fees payable to the company’s auditor and its associates for other services:
The audit of the company’s subsidiaries, pursuant to legislation	1.9	1.3	1.3
Other services pursuant to legislation	3.4	0.6	0.4
Tax services	0.7	1.0	2.6
Services relating to corporate finance transactions	—	0.2	0.4
All other services	0.3	0.2	0.3
Total fees payable	8.8	5.5	7.9
United Kingdom	7.3	3.9	3.8
Overseas	1.5	1.6	4.1
The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.
In 2007 other services pursuant to legislation include fees relating to the proposed acquisition of Reuters by Thomson.
Fees paid to PricewaterhouseCoopers for the audit of Reuters pension schemes total £0.2 million.

A-8.7

04 Other operating income

	2007	2006	2005
	£m	£m	£m

Profit on disposal of subsidiaries	3	4	4
Gains on derivative financial instruments	1	5	18
Gains on ineffective portion of net investment hedges	1	1	—
Investment income	1	—	1
Foreign exchange gains	4	—	3
Profit on disposal of property, plant and equipment	10	2	—
Other income	22	29	23
Total other operating income	42	41	49
Other income principally comprises amounts received in respect of services provided by Reuters to joint ventures and other parties.
05 Finance income and finance costs

	2007	2006	2005
	£m	£m	£m

Interest receivable from:
Available-for-sale assets — listed investments	—	—	1
Loans and receivables — unlisted investments	18	16	18
Derivative financial instruments — hedging instruments	49	33	18
Fair value gains on financial instruments:
Derivative financial instruments: fair value hedges	46	3	1
Fair value adjustment to borrowings relating to interest rate risk	4	13	—
Foreign exchange gain on retranslation of borrowings	—	7	3
Total finance income	117	72	41
Interest payable on:
Financial liabilities measured at amortised cost — bank loans and overdrafts	(2)	(6)	(4)
Financial liabilities measured at amortised cost — other borrowings	(38)	(23)	(23)
Derivative financial instruments — hedging instruments	(54)	(35)	(17)
Fair value losses on financial instruments:
Derivative financial instruments: fair value hedges	—	(19)	(1)
Fair value adjustment to borrowings relating to interest rate risk	—	—	(1)
Foreign exchange retranslation of borrowings	(50)	—	—
Derivative financial instruments at fair value — held for trading:
Interest payable	(6)	(3)	(5)
Unwinding of discounts	(1)	(1)	(2)
Total finance costs	(151)	(87)	(53)

A-8.8

06 Taxation
Analysis of charge for the year

	2007	2006	2005
	£m	£m	£m

Current taxation:
Continuing operations	81	(10)	(10)
Discontinued operations	(4)	12	50
	77	2	40
Deferred taxation (see note 26):
Continuing operations	(21)	30	19
Discontinued operations	—	(12)	13
	(21)	18	32
Continuing operations	60	20	9
Discontinued operations	(4)	—	63
Total taxation	56	20	72
Tax on items recognised in equity

		2007		2006		2005

	Continuing	Discontinued	Continuing	Discontinued	Continuing	Discontinued
	£m	£m	£m	£m	£m	£m

Current tax credit on unrealised exchange movements	(2)	—	(7)	—	—	—
Deferred tax charge/(credit) on actuarial losses on defined benefit plans	21	—	1	—	(10)	—
Deferred tax credit on stock options	(4)	—	(1)	—	(10)	(1)
Current tax charge/(credit) on revaluations and fair value movements	1	—	10	—	(4)	—

A-8.9

Factors affecting tax charge for the year
The tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2007	2006	2005
	£m	£m	£m

Profit before tax	273	313	238
Profit before tax multiplied by standard rate of corporation tax in the UK of 30% (2006: 30%, 2005: 30%)	82	94	71
Effects of:
Non-tax deductible amortisation and impairment of intangibles	5	5	4
Expenses not deductible for tax purposes	12	2	4
Non-taxable investment disposals and impairments	(6)	(15)	(13)
Adjustments in respect of prior years	(11)	(56)	(23)
Recognition of tax losses that arose in prior years	—	(4)	(33)
Effects of changes in tax rates on deferred taxes	8	—	—
Other differences	(30)	(6)	(1)
Total taxation for continuing operations	60	20	9
Other differences are primarily due to overseas profits taxed at rates different to those in the UK, and the geographical mix of profits in the Group.
On 12 March 2007, the UK Government announced that the standard rate of corporation tax will be reduced to 28% for profits arising after 31 March 2008. As a result of this change of rate, the UK deferred tax assets and liabilities of the group have been remeasured to reflect the expected realisable value of those assets and liabilities at the reduced rate of tax.
The tax charge for the year includes a charge of £20 million in respect of UK tax (2006: credit of £34 million; 2005: charge of £16 million), of which £6 million relates to the effect on deferred taxes of the announced reduction in UK tax rate.

A-8.10

07 Discontinued operations
The ‘Profit for the year from discontinued operations’ line within the income statement comprises the post-tax profit or loss of discontinued operations and the post-tax profit or loss on their disposal.
The Group has no activities which are required to be classified as discontinued operations during 2007. However, additional gains totalling £14 million (2006: £12 million) have been recognised in 2007. £10 million (2006: £12 million) relates to the disposal of Instinet Group, which was classified as a discontinued operation during 2005 and a further £4 million relating to associated costs of the disposal of Radianz. The gains relate to tax settlements and the release of tax provisions no longer required.

	2007	2006	2005
	£m	£m	£m

Profits after tax of subsidiaries (net of tax £nil, 2006: £nil, 2005: £20 million)	—	—	69
Profit on disposal of subsidiaries (net of tax, £nil 2006: £nil, 2005: £43 million)	14	12	184
Profit for the year from discontinued operations	14	12	253
Basic earnings per ordinary share for discontinued operations	1.1p	1.0p	16.3p
Diluted earnings per ordinary share for discontinued operations	1.1p	0.9p	15.8p
Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8.
Discontinued operations in 2005
Subsidiaries acquired with a view to resale: Radianz
On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long-term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement, Reuters acquired Equant’s 49% voting interest in Radianz, with a view to selling the 100% interest to BT.
On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT for gross proceeds of £115 million.
The disposal of Radianz in 2005 resulted in a loss on disposal of £4 million, which is presented within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations.
Disposal of subsidiaries: Instinet Group (including BTC)
Reuters held approximately 62% of the shares in Instinet Group, a US based company, which was previously accounted for as a subsidiary of Reuters Group PLC on a 100% consolidated basis with offsetting minority interest.
On 31 March 2005, Reuters sold BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately £12 million. In 2004, an impairment loss of £17 million was recognised for BTC within ‘profit for the year from discontinued operations’. The sale to Instinet Group has been accounted for as a partial disposal of the Group’s interest in BTC, which resulted in a loss of £3 million. BTC made profits after tax of £1 million in the period prior to sale.
On 8 December 2005, Reuters disposed of its investment in Instinet Group for gross proceeds of £612 million (including £37 million relating to Reuters share of an Instinet Group dividend received prior to close). Reuters recorded a net gain on sale of £191 million in 2005 within ‘profit/(loss) on disposal of subsidiaries’ within discontinued operations. Instinet Group’s results up until sale, a profit after taxation of £68 million (before minority interest), are also included in the Group results as part of discontinued operations.

A-8.11

The results of Instinet Group and BTC are as follows:

	2007	2006	2005
	£m	£m	£m

Results of Instinet and BTC
Revenue	—	—	466
Operating costs	—	—	(402)
Operating profit	—	—	64
Finance income	—	—	13
Profit on disposal of available-for-sale financial assets	—	—	12
Profit before taxation	—	—	89
Taxation	—	—	(20)
Profit for the period	—	—	69
The net cash flow attributable to discontinued operations is as follows:

	2007	2006	2005
	£m	£m	£m

Cash generated from discontinued operations (see note 29)	—	—	3
Tax paid	—	—	(13)
Interest received	—	—	13
Interest paid	—	—	—
Net cash flow from operating activities	—	—	3
Net cash flow from investing activities*	—	—	(474)
Net cash flow from financing activities	—	—	(85)
Exchange gains on cash and cash equivalents	—	—	57
Decrease in cash and cash equivalents from discontinued operations	—	—	(499)

*	Net cash flow from investing activities in 2005 includes £582 million relating to cash held by subsidiaries at the date of disposal.
08 Earnings per ordinary share
Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

A-8.12

	2007	2006	2005
Weighted average number in millions	£m	£m	£m

Ordinary shares in issue	1,479	1,455	1,438
Non-vested shares held by Employee Share Ownership Trusts	(28)	(30)	(32)
Shares repurchased	(212)	(128)	(10)
Basic earnings per share denominator	1,239	1,297	1,396
Issuable under employee share schemes	25	24	41
Diluted earnings per share denominator	1,264	1,321	1,437

Earnings per share from continuing and discontinued operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	227	305	456
Basic earnings per share	18.4p	23.6p	32.6p
Diluted earnings per share	18.0p	23.1p	31.7p

Earnings per share from continuing operations	2007	2006	2005

Profit attributable to equity holders of the company (£m)	213	293	229
Basic earnings per share	17.3p	22.6p	16.3p
Diluted earnings per share	16.9p	22.2p	15.9p

A-8.13

09 Remuneration of directors
Details of senior management remuneration are given in note 34. Directors’ emoluments, pension arrangements, long-term incentive plans and share option plans are as follows:
Directors’ remuneration for 2007

	Salary/				Compensation	2007	2006
	Fees	Bonus	Benefits[1]	Allowance2&5	for Loss of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Niall FitzGerald, KBE 3&4	525	—	3	—	—	528	503
Lawton Fitt [6]	69	—	—	30	—	99	88
Penny Hughes [7]	54	—	—	10	—	64	50
Ed Kozel [16]	17	—	—	10	—	27	85
Sir Deryck Maughan [7]	54	—	—	25	—	79	70
Nandan Nilekani [8]	55	—	—	25	—	80	—
Ken Olisa [8]	55	—	—	10	—	65	50
Dick Olver [9]	67	—	—	10	—	77	68
Ian Strachan [10]	64	—	—	10	—	74	60
Tom Glocer 11&15	888	1,267	451	—	—	2,606	2,265
David Grigson [12]	482	579	13	80	—	1,154	1,087
Devin Wenig [13]	448	532	43	10	—	1,033	1,001

Total emoluments of directors [14]	2,778	2,378	510	220	—	5,886	5,327

Notes:
All amounts have been rounded up to the nearest thousand.
The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,661.

4	Niall FitzGerald has waived his £10,000 Nominations Committee chairman fee.

5	Allowances paid to Lawton Fitt, Penny Hughes, Ed Kozel, Deryck Maughan, Nandan Nilekani, Ken Olisa, Dick Olver and Ian Strachan represent travel allowances to attend overseas board meetings.

A-8.14

6	Fees paid to Lawton Fitt include £18,333 in respect of her position as Chairman of the Audit Committee.

7	Fees paid to Penny Hughes and Deryck Maughan include £3,333 each as members of the Remuneration Committee.

8	Fees paid to Nandan Nilekani and Ken Olisa include £5,000 each as members of the Audit Committee.

9	Fees paid to Dick Olver include £5,000 in respect of his position as member of the Audit Committee, and £11,667 in respect of his position as the Senior Independent Director. Dick Olver was over-paid in error by the company in 2007 by £8,351 and the amount was repaid after year end.

10	Fees paid to Ian Strachan include £13,333 in respect of his position as Chairman of the Remuneration Committee.

11	Non-cash benefits received by Tom Glocer included accommodation costs of £268,143, tax services of £109,681 (including those related to the Thomson transaction), company car and healthcare benefits totalling £36,210, long-term disability insurance of £2,100, and family travel of £34,473.

12	Non-cash benefits received by David Grigson included healthcare benefits of £1,311 and long-term disability insurance of £1,300, tax services of £3,231 and a car benefit of £6,425. Cash allowances consisted of an annual car allowance of £7,420, of which £3,188 was repaid after year end in lieu of his car benefit and a retirement allowance of £74,930.

13	Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £36,323 and tax services of £6,081. Cash allowances consisted of a car allowance of £9,600. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.

14	The total aggregate emoluments for the directors for the period 1 January 2007 to 31 December 2007 were £5.9m. The total emoluments for 2006 were £5.3m.

15	During the year a group company paid certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2007, which was the maximum outstanding during the year, was £1,435. No interest was charged. Tom Glocer repaid the amount as soon as he was informed that any personal expenses had been borne by the company.

16	Ed Kozel resigned as a director on 27 April 2007.
Other senior managers’ remuneration

					Compensation
	Salary/				for Loss	2007	2006
	Fees	Bonus [1]	Benefits	Allowance	of Office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Other senior managers as a group (16 persons) (2006:
17 persons)	4,197	5,047	202	228	—	9,674	7,019

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$2: £1, Swiss Franc 2.4: £1, Hong Kong $15.59: £1. These were the average rates in effect during 2007.

1	In 2007, in addition to the annual bonus scheme, the Remuneration Committee approved an additional one-off bonus to selected employees (excluding executive directors) on profits over and above a target trading profit.

A-8.15

Directors’ pensions
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2007 and in 2008. He is entitled to a lump sum death-in-service benefit of four times basic salary.
David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a salary cap of £112,800. He is entitled to a lump sum death-in-service benefit of four times basic salary.
Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.
Contributions and allocations (including the cost of life cover) in respect of these directors in 2007 were:

		Company
		contribution
		in respect
		of period
	Age	£000

Tom Glocer	48	226
David Grigson	53	28
Devin Wenig	41	28
The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002.
The total amount of contributions or accruals made in 2007 to provide pension and similar benefits for the directors was £369,981 (2006: £395,854) and for the executive directors and the other senior managers as a group was £1,312,580 (2006: £1,178,386).
These aggregate figures also include an accrual of £88,000 and £107,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

A-8.16

Directors’ interests in long-term plans

							Market
					Market		price			Number
					price		per			at 31 Dec
			Number at 1	Number	per	Number	share	Number	Number	2007 (or
		Date	Jan 2007 (or	granted	share	vested	at	(released)	(lapsed)	earlier	End of
		of	later date of	during	at	during	vesting	during	during	date of	qualifying	Expiry
	Plan	award	appointment)	period	grant	period	date	period	period	departure)	period	date

Thomas Glocer	LTIP1&2	20-Feb-02	234,974	—	—	—	—	—	(234,974)	—	31-Dec-06	01-Jan-07
		24-Feb-03	1,731,277	—	—	—	—	—	—	1,731,277	31-Dec-07	01-Jan-08
		23-Feb-04	544,094	—	—	544,094	£4.35	(544,094)	—	—	31-Dec-06	01-Jan-07
		11-Mar-05	417,228	—	—	—	—	—	—	417,228	31-Dec-07	01-Jan-08
		15-Mar-06	500,000	—	—	—	—	—	—	500,000	31-Dec-08	01-Jan-09
		13-Mar-07[3]	—	500,000	£4.42	—	—	—	—	500,000	31-Dec-09	01-Jan-10
Total			3,427,573	500,000		544,094		(544,094)	(234,974)	3,148,505
Devin Wenig	LTIP1&2	20-Feb-02	22,047	—	—	—	—	—	(22,047)	—	31-Dec-06	01-Jan-07
		24-Feb-03	200,000	—	—	—	—	—	—	200,000	31-Dec-07	01-Jan-08
		23-Feb-04	200,000	—	—	200,000	£4.35	(200,000)	—	—	31-Dec-06	01-Jan-07
		11-Mar-05	163,468	—	—	—	—	—	—	163,468	31-Dec-07	01-Jan-08
		15-Mar-06	250,000	—	—	—	—	—	—	250,000	31-Dec-08	01-Jan-09
		13-Mar-07[3]	—	300,000	£4.42	—	—	—	—	300,000	31-Dec-09	01-Jan-10
Total			835,515	300,000		200,000		(200,000)	(22,047)	913,468
David Grigson	LTIP1&2	20-Feb-02	37,205	—	—	—	—	—	(37,205)	—	31-Dec-06	01-Jan-07
		24-Feb-03	200,000	—	—	—	—	—	—	200,000	31-Dec-07	01-Jan-08
		23-Feb-04	200,000	—	—	200,000	£4.35	(200,000)	—	—	31-Dec-06	01-Jan-07
		11-Mar-05	163,468	—	—	—	—	—	—	163,468	31-Dec-07	01-Jan-08
		15-Mar-06	200,000	—	—	—	—	—	—	200,000	31-Dec-08	01-Jan-09
		13-Mar-07[3]	—	200,000	£4.42	—	—	—	—	200,000	31-Dec-09	01-Jan-10
Total			800,673	200,000		200,000		(200,000)	(37,205)	763,468

Notes:

1	The LTIP awards are subject to certain performance conditions.

2	LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.

LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.

3	2007 awards.

4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

A-8.17

Senior managers’ interests in long-term plans

							Market
					Market		price			Number
					price		per			at 31 Dec
			Number at 1	Number	per	Number	share	Number	Number	2007 (or
		Date	Jan 2007 (or	granted	share	vested	at	(released)	(lapsed)	earlier	End of
		of	later date of	during	at	during	vesting	during	during	date of	qualifying	Expiry
	Plan	award	appointment)	period	grant	period[4]	date	period[4]	period	departure)	period	date

Other senior managers as a group (16 persons) (2006:
17 persons) [5]	LTIP1&2	20-Feb-02	96,017	—	—	—	—	—	(96,017)	—	31-Dec-06	01-Jan-07
		24-Feb-03	650,145	—	—	—	—	—	—	650,145	31-Dec-07	01-Jan-08
		23-Feb-04	290,022	—	—	290,022	£4.35	(290,022)	—	—	31-Dec-06	01-Jan-07
		03-Dec-04	92,368	—	—	92,368	£4.35	(92,368)	—	—	31-Dec-06	01-Jan-07
		11-Mar-05	336,602	—	—	—	—	—	—	336,602	31-Dec-07	01-Jan-08
		15-Mar-06	479,937	—	—	—	—	—	—	479,937	31-Dec-08	01-Jan-09
		02-Aug-06	64,000	—	—	—	—	—	—	64,000	31-Dec-08	01-Jan-09
		13-Mar-07	—	884,556	£4.42	—	—	—	—	884,556	31-Dec-09	01-Jan-10
	RSP[3]	27-Aug-04	52,450	—	£3.21	26,225	£6.32	(26,225)	—	26,225	27-Aug-06	27-Aug-08
		03-Dec-04	17,238	—	£3.89	8,619	£6.32	(8,619)	—	8,619	03-Dec-06	03-Dec-08
		11-Mar-05	158,235	—	£4.19	52,745	£4.42	(52,745)	—	105,490	11-Mar-06	11-Mar-09
		02-Aug-05	14,724	—	£3.89	4,908	£6.09	(4,908)	—	9,816	02-Aug-06	02-Aug-09
		15-Mar-06	292,867	—	£3.93	168,637	£4.28	(168,637)	—	124,230	15-Mar-07	15-Mar-10
		13-Mar-07	—	293,124	—	—	—	—	—	293,124	13-Mar-08	13-Mar-11
		07-Aug-07	—	131,252	—	—	—	—	—	131,252	07-Aug-08	07-Aug-11
Total			2,544,605	1,308,932		643,524		(643,524)	(96,017)	3,113,996

Notes:

1	The LTIP awards are subject to certain performance conditions.

2	For awards made in or prior to 2004, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

LTIP 2002 did not meet performance conditions and therefore lapsed. Had the awards vested, they would have been released in March 2007.

LTIP 2003 and 2005 did not meet performance conditions and subsequently lapsed in February 2008.

3	The restricted share plan was introduced in 2004. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT. The indicated awards were made prior to the appointment of the relevant individuals as GLT members. RSP awards were also made to GLT members in lieu of the DSOP awards due to them in August 2007. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4	Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

5	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.

A-8.18

Share options granted to directors

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Thomas Glocer [6]	DSOP[3]	20-Feb-02	£5.28	461,295	—	—	—	(461,295)	—	20-Feb-07	20-Feb-12
		02-Aug-02	£2.66	915,654	—	—	—	(915,654)	—	02-Aug-07	02-Aug-12
		24-Feb-03	£1.35	1,307,514	—	—	(1,307,514)	—	—	24-Feb-06	24-Feb-13
		04-Aug-03	£2.45	706,594	—	—	(706,594)	—	—	04-Aug-06	04-Aug-13
		23-Feb-04	£4.07	789,430	—	789,430	(789,430)	—	—	23-Feb-07	23-Feb-14
		27-Aug-04	£3.21	1,000,928	—	1,000,928	(1,000,928)	—	—	27-Aug-07	27-Aug-14
		11-Mar-05	£4.19	719,473	—	—	—	—	719,473	11-Mar-08	11-Mar-15
		02-Aug-05	£3.89	774,959	—	—	—	—	774,959	02-Aug-08	02-Aug-15
		15-Mar-06	£3.93	625,000	—	—	—	—	625,000	15-Mar-09	15-Mar-16
		02-Aug-06	£3.93	625,000	—	—	—	—	625,000	02-Aug-09	02-Aug-16
		13-Mar-07 [5]	£4.42	—	625,000	—	—	—	625,000	13-Mar-10	13-Mar-17
		07-Aug-07 [5]	£6.19	—	625,000	—	—	—	625,000	07-Aug-10	07-Aug-17
	SAYE [4]	07-Apr-04	£3.14	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07
		14-Apr-05	£3.33	569	—	—	—	—	569	01-Jun-08	01-Dec-08
		10-Apr-06	£3.14	1,191	—	—	—	—	1,191	01-Jun-09	01-Dec-09
		03-Apr-07 [5]	£3.53	—	1,070	—	—	—	1,070	01-Jun-10	01-Dec-10
Total				7,928,807	1,251,070	1,791,558	(3,805,666)	(1,376,949)	3,997,262

A-8.19

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Devin Wenig[6]	DSOP[3]	27-Dec-002&3	£11.39	6,913	—	—	—	(6,913)	—	27-Dec-01	27-Dec-07
		25-Jun-012&3	£8.62	9,135	—	—	—	—	9,135	25-Jun-02	25-Jun-11
		20-Feb-022&3	£5.28	25,936	—	—	—	—	25,936	20-Feb-03	20-Feb-12
		02-Aug-022&3	£2.66	200,000	—	—	—	—	200,000	02-Aug-03	02-Aug-12
		24-Feb-03	£1.35	200,000	—	—	—	—	200,000	24-Feb-06	24-Feb-13
		04-Aug-03	£2.45	200,000	—	—	—	—	200,000	04-Aug-06	04-Aug-13
		23-Feb-04	£4.07	122,950	—	122,950	—	—	122,950	23-Feb-07	23-Feb-14
		27-Aug-04	£3.21	155,892	—	155,892	—	—	155,892	27-Aug-07	27-Aug-14
		11-Mar-05	£4.19	281,886	—	—	—	—	281,886	11-Mar-08	11-Mar-15
		02-Aug-05	£3.89	303,625	—	—	—	—	303,625	02-Aug-08	02-Aug-15
		15-Mar-06	£3.93	325,000	—	—	—	—	325,000	15-Mar-09	15-Mar-16
		02-Aug-06	£3.93	325,000	—	—	—	—	325,000	02-Aug-09	02-Aug-16
		13-Mar-07[5]	£4.42	—	375,000	—	—	—	375,000	13-Mar-10	13-Mar-17
		07-Aug-07[5]	£6.19	—	375,000	—	—	—	375,000	07-Aug-10	07-Aug-17
	SAYE[4]	07-Apr-04[1]	$7.27	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07
		14-Apr-05[1]	$7.93	1,134	—	—	—	—	1,134	01-Jun-08	01-Dec-08
Total				2,158,671	750,000	280,042	(1,200)	(6,913)	2,900,558

A-8.20

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

David Grigson [6]	DSOP[3]	20-Feb-02	£5.28	75,757	—	—	—	(75,757)	—	20-Feb-07	20-Feb-12
		02-Aug-02	£2.66	150,375	—	—	—	(150,375)	—	02-Aug-07	02-Aug-12
		24-Feb-03	£1.35	200,000	—	—	—	—	200,000	24-Feb-06	24-Feb-13
		04-Aug-03	£2.45	200,000	—	—	—	—	200,000	04-Aug-06	04-Aug-13
		23-Feb-04	£4.07	122,950	—	122,950	—	—	122,950	23-Feb-07	23-Feb-14
		27-Aug-04	£3.21	155,892	—	155,892	—	—	155,892	27-Aug-07	27-Aug-14
		11-Mar-05	£4.19	281,886	—	—	—	—	281,886	11-Mar-08	11-Mar-15
		02-Aug-05	£3.89	303,625	—	—	—	—	303,625	02-Aug-08	02-Aug-15
		15-Mar-06	£3.93	250,000	—	—	—	—	250,000	15-Mar-09	15-Mar-16
		02-Aug-06	£3.93	250,000	—	—	—	—	250,000	02-Aug-09	02-Aug-16
		13-Mar-07[5]	£4.42	—	250,000	—	—	—	250,000	13-Mar-10	13-Mar-17
		07-Aug-07[5]	£6.19	—	250,000	—	—	—	250,000	07-Aug-10	07-Aug-17
	SAYE[4]	07-Apr-04	£3.14	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07
		14-Apr-05	£3.33	569	—	—	—	—	569	01-Jun-08	01-Dec-08
		03-Apr-07[5]	£3.53	—	1,070	—	—	—	1,070	01-Jun-10	01-Dec-10
Total				1,992,254	501,070	280,042	(1,200)	(226,132)	2,265,992

Notes:

1	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on The NASDAQ Global Select Market. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

2	The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance condition.

3	Save as disclosed in note 2 above, exercise of each DSOP award is conditional on performance criteria. Performance conditions were varied during 2006.

4	Options granted under the SAYE Plan have no performance conditions.

5	2007 award.

6	There were total gains of £14,904,955.09 on the exercise of share options in 2007 (2006: £27,384).

At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

A-8.21

Share options granted to senior managers

				Number at					Number at
				1 Jan 2007	Number	Number	Number	Number	31 Dec 2007
				(or later	granted	vested	(exercised)	(lapsed)	(or earlier	Earliest
		Date of	Exercise	date of	during	during	during	during	date of	exercise	Expiry
Name	Plan	grant	price	appointment)	period	period	period	period	departure)	date	date

Other senior managers as a group (16 persons) (2006:
17 persons) [4]	DSOP[3]	27-Dec-00	£11.39	25,414	—	—	—	(19,883)	5,531	27-Dec-01	27-Dec-07
		25-Jun-01	£8.62	54,347	—	—	—	—	54,347	25-Jun-02	25-Jun-11
		21-Dec-01	£6.92	15,425	—	—	—	—	15,425	21-Dec-02	21-Dec-11
		20-Feb-02	£5.28	5,697	—	—	—	(5,697)	—	20-Feb-03	20-Feb-07
		20-Feb-02	£5.28	107,260	—	—	(23,148)	—	84,112	20-Feb-03	20-Feb-12
		02-Aug-02	£2.66	641,708	—	—	(200,000)	—	441,708	02-Aug-03	02-Aug-12
		24-Feb-03	£1.35	277,775	—	105,893	(103,575)	—	174,200	24-Feb-04	24-Feb-13
		01-Apr-03	£1.08	18,750	—	18,750	—	—	18,750	01-Apr-04	01-Apr-13
		04-Aug-03	£2.45	501,250	—	170,625	(142,500)	—	358,750	04-Aug-04	04-Aug-13
		23-Feb-04	£4.07	277,375	—	69,344	(63,750)	—	213,625	23-Feb-05	23-Feb-14
		27-Aug-04	£3.21	199,064	—	49,766	(61,812)	—	137,252	27-Aug-05	27-Aug-14
		11-Mar-05	£4.19	113,308	—	28,327	(36,162)	—	77,146	11-Mar-06	11-Mar-15
		02-Aug-05	£3.89	122,044	—	30,511	(38,950)	—	83,094	02-Aug-06	02-Aug-15
		15-Mar-06	£3.93	148,000	—	37,000	(17,750)	—	130,250	15-Mar-07	15-Mar-16
		02-Aug-06	£3.93	233,000	—	58,250	(17,750)	—	215,250	02-Aug-07	02-Aug-16
		13-Mar-07	£4.42	—	731,032	—	—	—	731,032	13-Mar-08	13-Mar-17
	SAYE [1]	11-Apr-02	£4.48	2,216	—	2,216	(2,216)	—	—	01-Jun-07	01-Dec-07
		11-Apr-02[2]	$8.05	1,806	—	1,806	(1,806)	—	—	01-Jun-07	01-Dec-07
		07-Apr-04	£3.14	7,200	—	7,200	(7,200)	—	—	01-Jun-07	01-Dec-07
		07-Apr-04[2]	$7.27	1,200	—	1,200	(1,200)	—	—	01-Jun-07	01-Dec-07
		14-Apr-05	£3.33	3,072	—	—	—	—	3,072	01-Jun-08	01-Dec-08
		10-Apr-06	£3.14	3,554	—	—	—	—	3,554	01-Jun-09	01-Dec-09
		10-Apr-06[2]	$6.77	1,188	—	—	—	(1,188)	—	01-Jun-09	01-Dec-09
		03-Apr-07	£3.53	—	7,215	—	—	—	7,215	01-Jun-10	01-Dec-10
Total				2,760,653	738,247	580,888	(717,819)	(26,768)	2,754,313

Notes:

1	Options granted under the SAYE Plan have no performance conditions.

2	The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

3	The DSOP was approved by the shareholders in April 2001. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2007 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4	Other senior managers as a group were 15 persons at 1 January 2007 and were 15 persons at 31 December 2007. Lee Ann Daly and David Craig were appointed to GLT on 1 January 2007 and 1 March 2007 respectively. Alex Hungate resigned on 30 September 2007.

At 31 December 2007, the market close price of our shares was 637.00 pence per share and $76.09 per ADS. The highest prices during the year were 668.50 pence per share and $83.70 per ADS and the lowest were 418.89 pence per share and $48.18 per ADS.

A-8.22

10 Employee information
The average number of employees during the year was as follows:

		Restated	Restated
	2007	2006	2005

Business division:
Sales & Trading*	1,430	1,301	987
Research & Asset Management	895	800	658
Enterprise	1,491	1,241	925
Media	220	189	109
Shared divisional resources	3,706	3,182	3,504
Total divisions	7,472	6,713	6,183
Global Sales & Service Organisation	5,843	5,717	4,988
Editorial	2,351	2,321	2,210
Corporate Services*	1,526	1,551	1,637
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By location:
Europe, Middle East and Africa	7,359	7,174	6,962
Americas	4,219	4,252	4,292
Asia	5,884	4,876	3,764
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
By function:
Production and communications	10,335	9,438	8,498
Selling and marketing	4,609	4,572	4,179
Support services and administration	2,518	2,292	2,341
Total continuing operations	17,462	16,302	15,018
Discontinued operations	—	—	846
Total average number of employees	17,462	16,302	15,864
The above include:
Development staff	3,120	2,670	2,332

*	2006 and 2005 have been restated to reflect the way that Reuters was managed in 2007, Transaction Sales and Hosted are now shown within Sales & Trading rather than in Shared divisional resources and Global Sales & Service Organisation, respectively. Chief Technology Office is now included in Corporate Services rather than in Shared Divisional resources.
The average number of employees during 2007 included 167 temporary staff (2006:168, 2005:181).

A-8.23

11 Consolidated reconciliation of changes in equity

			Attributable to equity		Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2005		455	(1,647)	1,690	201	699
Actuarial losses on defined benefit plans	25	—	—	(48)	—	(48)
Exchange differences taken directly to reserves		—	97	—	21	118
Exchange differences taken to the income statement on disposal of assets		—	(2)	—	—	(2)
Fair value losses on available-for-sale financial assets	16	—	(22)	—	7	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	—	(68)	—	(5)	(73)
Fair value losses on net investment hedges	16	—	(39)	—	—	(39)
Fair value gains taken to the income statement on disposal of net investments		—	(14)	—	—	(14)
Taxation on the items taken directly to or transferred from equity		—	4	10	—	14
Net expense recognised directly in equity		—	(44)	(38)	23	(59)
Profit for the year		—	—	456	26	482
Total recognised (expense)/income for 2005		—	(44)	418	49	423
Employee share schemes		—	—	42	7	49
Taxation on employee share schemes		—	—	11	—	11
Repurchase of own shares		—	—	(224)	—	(224)
Shares to be repurchased		—	—	(59)	—	(59)
Proceeds from shares issued to ordinary shareholders	27	12	—	(2)	—	10
Proceeds of shares issued to minority shareholders of Instinet		—	—	—	3	3
Dividends:	32
Final dividend for 2004		—	—	(86)	—	(86)
Interim dividend for 2005		—	—	(54)	—	(54)
Share of Instinet’s dividend paid to minority shareholders		—	—	—	(23)	(23)
Other movements in equity		—	(1)	—	—	(1)
Minority interest in subsidiary disposed in the year		—	—	—	(237)	(237)
31 December 2005		467	(1,692)	1,736	—	511

A-8.24

			Attributable to equity		Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2006		467	(1,692)	1,736	—	511
Actuarial gains on defined benefit plans	25	—	—	6	—	6
Exchange differences taken directly to reserves		—	(95)	—	—	(95)
Fair value gains on available-for-sale financial assets	16	—	6	—	—	6
Fair value gains on net investment hedges	16	—	34	—	—	34
Tax on items taken directly to or transferred from equity		—	(3)	(1)	—	(4)
Net expense recognised directly in equity		—	(58)	5	—	(53)
Profit for the year		—	—	305	—	305
Total recognised (expense)/income for 2006		—	(58)	310	—	252
Employee share schemes		—	—	30	—	30
Tax on employee share schemes		—	—	1	—	1
Repurchase of own shares		—	—	(467)	—	(467)
Shares to be repurchased		—	—	(53)	—	(53)
Shares allotted during the year	27	41	—	(9)	—	32
Shares cancelled during the year	27	(12)	12	—	—	—
Dividends:	32
Final dividend for 2005		—	—	(81)	—	(81)
Interim dividend for 2006		—	—	(53)	—	(53)
31 December 2006		496	(1,738)	1,414	—	172

A-8.25

		Attributable to equity			Minority	Total
	holders of the parent				interest	equity
		Share	Other	Retained
		capital	reserves	earnings
	Note	£m	£m	£m	£m	£m

1 January 2007		496	(1,738)	1,414	—	172
Actuarial gains on defined benefit plans	25	—	—	98	—	98
Exchange differences taken directly to reserves		—	20	—	—	20
Fair value gains on available-for-sale financial assets	16	—	11	—	—	11
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	—	(18)	—	—	(18)
Fair value gains on net investment hedges	16	—	4	—	—	4
Tax on items taken directly to or transferred from equity		—	1	(21)	—	(20)
Net income recognised directly in equity		—	18	77	—	95
Profit for the year		—	—	227	—	227
Total recognised income for 2007		—	18	304	—	322
Employee share schemes		—	—	30	—	30
Tax on employee share schemes		—	—	4	—	4
Repurchase of own shares		—	—	(121)	—	(121)
Shares to be repurchased		—	—	(169)	—	(169)
Shares allotted during the year	27	53	—	(6)	—	47
Shares cancelled during the year	27	(10)	10	—	—	—
Dividends:	32
Final dividend for 2006		—	—	(86)	—	(86)
Interim dividend for 2007		—	—	(61)	—	(61)
31 December 2007		539	(1,710)	1,309	—	138
Please refer to note 27 and note 28 for more information on the nature of and movements in share capital and other reserves respectively.
Retained earnings is stated after deducting £1,272 million (2006: £1,002 million, 2005: £489 million) in respect of treasury shares. This is composed of a cumulative £924 million (2006: £750 million, 2005: £224 million) which represents the cost of 223 million shares in Reuters Group PLC (2006: 187 million, 2005: 57 million) repurchased in the market as part of the ongoing share buyback programme (see note 27), £169 million (2006: £53 million, 2005: £59 million) which represents the cost of 28 million shares in Reuters Group PLC (2006: 12.0 million, 2005: 13.5 million) that Reuters had an irrevocable commitment to repurchase during the year end close period and £179 million (2006: £199 million, 2005: £206 million) which represents the cost of 27 million shares in Reuters Group PLC (2006: 30 million, 2005: 32 million) purchased in the market and held by Reuters Employee Share Ownership Trusts (ESOTs) to satisfy certain options/awards under the Group’s share incentive plans (see note 33).

A-8.26

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme. An amount equal to the nominal value of these shares has been transferred from share capital to the capital redemption reserve.
12 Segmental analysis — balance sheet
Primary reportable segments
The tables below show assets, liabilities and other information by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those used to allocate divisional results (see note 1).

	31 December 2007
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	764	271	227	83	621	1,966
Investment in associates and joint ventures	18	4	1	4	—	27
Total assets	782	275	228	87	621	1,993
Total liabilities	(386)	(122)	(112)	(50)	(1,185)	(1,855)
Capital expenditure	160	52	49	11	—	272

	Restated
	31 December 2006
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	745	243	182	56	656	1,882
Investment in associates and joint ventures	15	4	1	18	—	38
Total assets	760	247	183	74	656	1,920
Total liabilities	(430)	(116)	(115)	(57)	(1,030)	(1,748)
Capital expenditure	172	32	76	10	—	290

A-8.27

	Restated
	31 December 2005
		Research
		&
	`Sales &	Asset Man-
	Trading	agement	Enterprise	Media	Shared	Total
	£m	£m	£m	£m	£m	£m

Assets (excluding investment in associates and joint ventures)	667	246	178	49	961	2,101
Investment in associates and joint ventures	11	5	3	17	—	36
Total assets	678	251	181	66	961	2,137
Total liabilities	(542)	(141)	(150)	(76)	(717)	(1,626)
Capital expenditure*	241	53	38	14	—	346

*	Capital expenditure in 2005 excludes Instinet Group, which was classified as a discontinued operation prior to its disposal.
Shared assets consist principally of taxation, hedging derivatives, short-term deposits, cash and borrowings as these are not managed separately by a division.
Capital expenditure includes additions of intangible assets and additions of property, plant and equipment.
Secondary reportable segments

	31 December 2007		31 December 2006		31 December 2005
	Total	Capital	Total	Capital	Total	Capital
	assets	expenditure	assets	expenditure	assets	expenditure
By geographical location	£m	£m	£m	£m	£m	£m

Europe, Middle East & Africa	710	144	616	124	589	191
Americas	531	89	522	108	520	99
Asia	228	39	194	58	143	56
Central	524	—	588	—	885	—
Total	1,993	272	1,920	290	2,137	346
Central assets consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term deposits.

A-8.28

13 Intangible assets

					Internally
		Trade	Customer	Technology	generated	Purchased
	Goodwill	names	relationships	know-how	software	software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
1 January 2005	209	29	1	144	44	54	481
Exchange differences	24	3	4	6	1	2	40
Additions:
Acquisition of subsidiaries	103	4	59	4	—	—	170
Other additions	—	—	—	—	29	11	40
Reclassifications**	(9)	(3)	—	(65)	—	(3)	(80)
31 December 2005	327	33	64	89	74	64	651
Exchange differences	(32)	(4)	(7)	(7)	(1)	(2)	(53)
Additions:
Acquisition of subsidiaries	18	1	11	16	—	—	46
Other additions	—	—	—	—	93	21	114
Adjustments*	2	—	—	—	—	—	2
31 December 2006	315	30	68	98	166	83	760
Exchange differences	(1)	(1)	1	(1)	3	—	1
Additions:
Acquisition of subsidiaries	13	4	1	10	—	—	28
Other additions	—	—	—	—	90	19	109
31 December 2007	327	33	70	107	259	102	898
Amortisation and impairment:
1 January 2005	(18)	(11)	—	(66)	(38)	(32)	(165)
Exchange differences	—	(2)	—	(3)	—	(2)	(7)
Charged in the year:
Amortisation	—	(3)	(4)	(15)	(3)	(10)	(35)
Impairment	—	—	—	—	(1)	—	(1)
Reclassifications**	—	3	—	38	—	3	44
31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)
Exchange differences	—	2	1	4	—	2	9
Charged in the year:
Amortisation	—	(4)	(7)	(13)	(10)	(12)	(46)
31 December 2006	(18)	(15)	(10)	(55)	(52)	(51)	(201)
Exchange differences	—	—	—	—	(1)	—	(1)
Charged in the year:
Amortisation	—	(3)	(7)	(12)	(28)	(11)	(61)
Impairment	—	(9)	—	(9)	(2)	(1)	(21)
31 December 2007	(18)	(27)	(17)	(76)	(83)	(63)	(284)
Carrying amount:
31 December 2005	309	20	60	43	32	23	487
31 December 2006	297	15	58	43	114	32	559
31 December 2007	309	6	53	31	176	39	614

*	Adjustments of £2 million to goodwill in 2006 relate to the finalisation of fair value adjustments in respect of the acquisition of Telerate. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal.

A-8.29

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised when it meets the criteria outlined in IAS38 ‘Intangible assets.’ Such assets are then systematically amortised over their useful economic life. Additionally, the costs of acquiring software licences and costs incurred in bringing software into use are capitalised, and amortised over the expected life of the licence. There is judgement involved in determining an appropriate framework to consider which expenditure requires capitalisation and which should be expensed.
The carrying amount of intangibles, other than goodwill, internally-generated software and purchased software, at 31 December includes the following balances which are considered to be material to the Group’s financial statements:

	Nature (included in	Date of	Carrying amount	Remaining amortisation
Arising on acquisition of	category)	acquisition	£m	period

Telerate	Customer relationships	June 2005	35	7 years, 5 months
Application Networks	Technology know-how	June 2006	10	3 years, 5 months
Impairment tests of goodwill
No impairment losses in respect of goodwill have been recognised in 2007, 2006 and 2005.
For the purpose of performing impairment reviews, Reuters has identified seven cash generating units (CGUs). In prior years, Reuters identified eight CGUs, but disposed of Bridge Trading Company (BTC) in 2005. Annual impairment reviews are performed as at 1 July for all CGUs, which include goodwill. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

A-8.30

		Carrying amount of goodwill at
		31 December 2007	31 December 2006	31 December 2005
Business division	Cash Generating Unit	£m	£m	£m

Sales & Trading	Sales & Trading	149	146	157
Research & Asset Management	Investment Banking & Investment Management	93	93	103
	Wealth Management	—	—	—
	Lipper	33	28	31
Enterprise	Enterprise (excluding Risk)	7	3	4
	Risk	22	22	9
Media	Media	5	5	5
Total		309	297	309
Key assumptions used in the value in use calculations are as follows:
Cash flow projections are derived from financial plans approved by the Board and cover a three year period (2006 and 2005: five year period). They reflect management’s expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies not yet underway. Cash flows beyond the three year period have been extrapolated using estimated terminal growth rates.
A pre-tax discount rate of 9% (2006: 9% to 11%, 2005: 9%) has been applied to cash flow projections reflecting management’s view that similar risk profiles exist for each CGU. For accounting purposes, impairment testing has been performed using perpetuity growth rate of 3% (2006: 2% to 3%, 2005: 0% to 3%). The rate used has been determined with regard to projected growth for the specific markets in which the CGUs participate. This rate is below the long-term average growth rate for the businesses in which Reuters operates.
The forecasts are most sensitive to changes in projected revenue growth rates in the first three years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 11% lower than currently projected, before a possible impairment charge would be indicated.
Impairment tests of other intangible assets
Intangible asset impairment losses in the year of £21 million include £18 million in respect of Bridge trade names and technology know-how and £3 million in respect of internally generated and purchased software.
Declining use of the Bridge name in Reuters marketing and Reuters investment in new infrastructure have led management to consider that cash flows generated by the continuing use of these assets no longer support the carrying values of Bridge trade names and technology know-how. The assets were held in Sales & Trading.
£3 million of internally generated and purchased software assets have been impaired following management review. Cash inflows forecast to be generated from these assets are not expected to be sufficient to support their carrying values. These assets were held in Sales & Trading and Enterprise.

A-8.31

14 Property, plant and equipment

				Office
			Computer	equipment
	Freehold	Leasehold	systems	and motor
	property	property	equipment	vehicles	Total
	£m	£m	£m	£m	£m

Cost:
1 January 2005	153	187	858	193	1,391
Exchange differences	1	8	36	4	49
Additions	5	41	80	11	137
Acquisitions	—	—	1	1	2
Disposals	—	(8)	(91)	(15)	(114)
Reclassifications*	(1)	(62)	(41)	(36)	(140)
31 December 2005	158	166	843	158	1,325
Exchange differences	(5)	(10)	(57)	(10)	(82)
Additions	9	37	75	9	130
Disposals	—	(4)	(193)	(24)	(221)
31 December 2006	162	189	668	133	1,152
Exchange differences	2	4	16	5	27
Additions	1	44	83	6	134
Acquisitions	—	—	1	—	1
Disposals	(1)	(3)	(53)	(30)	(87)
31 December 2007	164	234	715	114	1,227
Depreciation:
1 January 2005	(70)	(93)	(708)	(166)	(1,037)
Exchange differences	(1)	(3)	(29)	(3)	(36)
Charged in the year	(4)	(13)	(73)	(13)	(103)
Disposals	—	8	89	14	111
Reclassifications*	—	31	33	34	98
31 December 2005	(75)	(70)	(688)	(134)	(967)
Exchange differences	2	4	47	9	62
Charged in the year	(4)	(15)	(67)	(9)	(95)
Disposals	—	3	192	24	219
31 December 2006	(77)	(78)	(516)	(110)	(781)
Exchange differences	(1)	(2)	(14)	(5)	(22)
Charged in the year	(4)	(15)	(69)	(8)	(96)
Acquisitions	—	—	(1)	—	(1)
Disposals	—	2	47	28	77
31 December 2007	(82)	(93)	(553)	(95)	(823)
Carrying amount:
31 December 2005	83	96	155	24	358
31 December 2006	85	111	152	23	371
31 December 2007	82	141	162	19	404

*	Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

A-8.32

The carrying amount of computer systems equipment includes an amount of £7 million (2006: £4 million, 2005: £2 million) in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.
The carrying amount of office equipment includes an amount of £3 million (2006: £nil, 2005: £nil) in respect of telephone equipment held under finance lease.
The carrying amount of property, plant and equipment includes £3 million (2006: £16 million, 2005: £nil) in respect of assets in the course of construction.
The carrying amount of leasehold property is analysed as follows:

	2007	2006	2005
Carrying amount of leasehold property	£m	£m	£m

Long-term leaseholds	96	66	33
Short-term leaseholds	45	45	63
Total leasehold property	141	111	96

A-8.33

15 Investments accounted for using the equity method

	Interests	Interests
	in joint	in
	ventures	associates	Total
	£m	£m	£m

Net assets/cost:
1 January 2005	29	5	34
Exchange differences	2	—	2
Arising in year – share of:
Operating profits	5	—	5
Interest receivable	1	—	1
Taxation	(1)	—	(1)
Additions	1	—	1
Dividends received	(4)	—	(4)
Disposals	(1)	—	(1)
Impairments	—	(2)	(2)
31 December 2005	32	3	35
Reclassifications*	(14)	—	(14)
Exchange differences	(3)	(1)	(4)
Arising in year – share of:
Operating profits	—	1	1
Interest receivable	1	—	1
Taxation	(2)	—	(2)
Additions	8	—	8
Dividends received	(3)	—	(3)
31 December 2006	19	3	22
Reclassifications**	—	2	2
Exchange differences	—	1	1
Arising in year – share of:
Operating losses	(5)	(1)	(6)
Additions	9	—	9
Dividends received	(2)	—	(2)
31 December 2007	21	5	26

*	Reclassifications in 2006 relate to Reuters’ investment in Factiva, which was classified as a non-current asset held for sale and sold during the year.

**	Reclassifications in 2007 relate to Reuters’ investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was classified as an available-for-sale asset.

A-8.34

	Interests	Interests
	in joint	in
	ventures	associates	Total
	£m	£m	£m

Goodwill:
1 January 2005	—	1	1
31 December 2005	—	1	1
Additions	—	15	15
31 December 2006	—	16	16
Additions	—	5	5
Reclassifications**	—	(20)	(20)
31 December 2007	—	1	1
Carrying amount:
31 December 2005	32	4	36
31 December 2006	19	19	38
31 December 2007	21	6	27

*	Reclassifications in 2006 relate to Reuters’ investment in Factiva, which was classified as a non-current asset held for sale and sold during the year.

**	Reclassifications in 2007 relate to Reuters’ investment in TIMES NOW, which was classified as a non-current asset held for sale, and Pluck which was classified as an available-for-sale asset.
The Group holds a 51% interest in AFE Solutions Limited, a 35% holding in 3 Times Square Associates LLC and a 40% holding in Independent Research Network LLC, being other jointly controlled entities accounted for under the equity method of accounting.
In July 2006, Reuters and the Chicago Mercantile Exchange announced the formation of a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006 and a further £10 million in 2007. The Group holds a 50% interest in this jointly controlled entity.
In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India. Reuters invested £5 million in the associate during 2007. In November 2007 the TIMES NOW investment was classified as a non-current asset held for sale.
In November 2006, Reuters acquired a 17% interest in Pluck Corporation for £4 million. This was classified as an associate and accounted for under the equity method of accounting because Reuters had an option to acquire 100% of the equity and therefore had significant influence over Pluck Corporation. On 31 March 2007 this investment was transferred to available-for-sale assets following expiry of the option to purchase and was sold on 4 March 2008.
On 18 October 2006, Reuters agreed to sell the majority of its investment in Factiva to joint venture partner Dow Jones. In accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, Reuters reclassified its investment as a non-current asset held for sale on this date. The sale was completed on 15 December 2006.

A-8.35

Share of post-taxation (losses)/profits from associate and joint ventures is reconciled to the income statement as follows:

	2007	2006	2005
	£m	£m	£m

Operating profits	(5)	1	5
Interest receivable	—	1	1
Taxation	(1)	(2)	(1)
Set-up costs of FXMarketSpace	—	(4)	—
Share of post-taxation (losses)/profits from associates and joint ventures	(6)	(4)	5
Summarised financial information in respect of the Group’s interests in joint ventures at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Income	7	63	83
Expenses	(12)	(64)	(78)
(Losses)/profit	(5)	(1)	5
Non-current assets	54	61	76
Current assets	16	18	37
Current liabilities	(41)	(49)	(20)
Non-current liabilities	(8)	(11)	(61)
Carrying value	21	19	32
Summarised financial information in respect of the Group’s interests in its principal associates at 31 December is as follows:

	2007	2006	2005
	£m	£m	£m

Revenues	5	10	21
(Loss)/Profit	(1)	1	—
Assets	10	48	19
Liabilities	(4)	(29)	(15)
Carrying value	6	19	4

A-8.36

16 Other financial assets and liabilities
Other financial assets and liabilities, including derivative financial instruments, are stated at fair value.
Other financial assets include the following:

	2007	2006	2005
	£m	£m	£m

Available-for-sale financial assets:
Equity securities	14	17	13
Other available-for-sale financial assets	4	9	5
Short-term deposits	3	198	1
Derivative financial instruments (see note 17):
Cross-currency interest rate swaps – fair value hedges < 1 year	14	—	—
Cross-currency interest rate swaps – fair value hedges > 1 year	20	—	14
Cross-currency interest rate swaps – net investment hedges	34	30	—
Forward foreign exchange contracts – held for trading	1	—	—
Embedded derivatives in revenue contracts	—	—	7
Embedded derivatives in supplier contracts	1	3	—
Total	91	257	40
Less: Non-current portion	(62)	(47)	(22)
Current portion	29	210	18
Short-term deposits are managed by the Group’s treasury function as part of the Group’s overall financing strategy. Movements in short-term deposits are therefore classified within ‘financing activities’ in the Consolidated cash flow statement.
Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2007	2006	2005
	£m	£m	£m

1 January	26	18	158
Additions	1	—	1
Fair value adjustments transferred to equity	11	6	(50)
Reclassifications*	4	4	(23)
Disposals	(24)	(2)	(68)
31 December	18	26	18

*	The reclassification in 2007 relates to the 17% interest in Pluck Corporation reclassified following the expiry of an option to acquire 100% of the equity interest. Reclassifications in 2006 relate to a minority preference share interest in a Factiva entity that Reuters retained following the disposal of the majority of Reuters’ investment in Factiva. Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale.

A-8.37

Other financial liabilities include the following:

	2007	2006	2005
	£m	£m	£m

Borrowings:
Bank overdrafts	9	24	25
Term notes and commercial paper	610	632	383
Finance lease payables	12	4	2
Total borrowings	631	660	410
Derivative financial instruments (see note 17)
Cross-currency interest rate swaps – fair value hedges < 1 year	1	2	—
Cross-currency interest rate swaps – fair value hedges > 1 year	—	7	—
Cross-currency interest rate swaps – net investment hedges	—	—	9
Forward foreign exchange contracts – held for trading	1	—	—
Embedded derivatives in revenue contracts	28	18	—
Embedded derivatives in supplier contracts	1	—	1
Total	662	687	420
Less: Non–current portion	(370)	(521)	(371)
Current portion	292	166	49
The term notes principally relate to a public bond of £364 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6% and a floating rate note of £184 million repayable in November 2008 and at 31 December 2007 incurs interest at 4.8% . Commercial paper of £58 million incurs interest at 5.8% . All borrowings are unsecured.
The maturity profile of finance lease payables is as follows:

	Minimum			Present value of
	lease payments			minimum lease payments
	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m

Within one year	6	2	1	5	2	1
One to five years	7	2	1	7	2	1
Total	13	4	2	12	4	2
The fair value of the Group’s lease obligations approximates to their carrying amounts.

A-8.38

Fair value movements on other financial assets and liabilities recognised during 2007, 2006 and 2005 (see note 17) include the following:

		2007		2006		2005
	Fair value		Fair value		Fair value
	gain/(loss)	Fair value	gain/(loss)	Fair value	gain/(loss)	Fair value
	in income	gain/(loss)	in income	gain/(loss)	in income	gain/(loss)
	statement	in equity	statement	equity	statement	in equity
	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	—	11	—	6	—	(50)
Embedded derivatives in revenue contracts	(10)	—	(24)	—	21	—
Embedded derivatives in supplier contracts	(3)	—	4	—	(2)	—
Hedging instruments:
Cross-currency interest rate swaps — fair value hedges	50	—	(3)	—	(1)	—
Cross-currency interest rate swaps — net investment hedges	1	4	1	34	(1)	(39)
Other derivatives:
Gains	—	—	1	—	—	—
Losses	(1)	—	(1)	—	—	—
Other financial assets	—	—	—	—	(16)	—
Total	37	15	(22)	40	1	(89)
17 Derivatives and other financial instruments
Management of financial risk
The Group’s activities expose it to a variety of financial risks. The main risks managed by the Group, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity risk, counterparty credit risk and price risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.
Details of values of financial assets and liabilities, including derivative financial instruments are shown on pages A-8.48 and A-8.49.
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through adequate committed credit facilities, the spreading of debt maturities over a number of years and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets. On a regular basis a medium-term forecast of liquidity is reviewed and recommendations made if a safety margin agreed with the Board is not in place over the next 18 months. At 31 December 2007, the Group estimates that, based on forecast cash flows over the following two years the estimated maximum headroom was consistent with maintaining a Baa1/BBB+ credit rating.

A-8.39

In October 2006, Reuters entered into a committed multicurrency syndicated credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2007, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit relating to an operating lease. A further £100 million was drawn on the facility in September 2007 and repaid in November 2007. The commitment expires, and any final repayment is due in October 2011 unless a one-year extension option is exercised in October 2008 (at the banks’ discretion). In this instance, the latest expiry date would be 2012.
In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.4 billion was unused at 31 December 2007 (£1.4 billion was unused at 31 December 2006; £1.5 billion was unused at 31 December 2005). In December 1998, Reuters established a £1 billion Euro medium-term note programme of which £445 million was unused at 31 December 2007 (£490 million was unused at 31 December 2006; £631 million was unused at 31 December 2005).
In addition, at 31 December 2007, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £118 million, at money market rates.
The analysis below summarises the maturity profile of the Group’s financial assets and liabilities, based on:
•	the undiscounted contractual maturities of the financial assets; and
•	the undiscounted contractual maturities of the financial liabilities, including interest that will accrue to those liabilities, except where Reuters is entitled and intends to repay the liability before its maturity.

A-8.40

Contractual Maturity Analysis for Financial Assets & Liabilities

	2007
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	—	—	—	—	—	18
Short-term investments	3	—	—	—	—	—	3
Cash and cash equivalents	251	—	—	—	—	—	251
Other financial assets	203	—	—	2	—	4	209
Derivative receivable leg, settled gross	661	41	693	—	—	—	1,395
Derivative payable leg, settled gross	(632)	(40)	(637)	—	—	—	(1,309)
Financial liabilities
Borrowings	(284)	(21)	(388)	—	—	—	(693)
Other financial liabilities	(680)	(20)	(12)	(4)	(2)	(2)	(720)
Total	(460)	(40)	(344)	(2)	(2)	2	(846)

	2006
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m
Available-for-sale financial assets	26	—	—	—	—	—	26
Short-term investments	198	—	—	—	—	—	198
Cash and cash equivalents	129	—	—	—	—	—	129
Other financial assets	224	2	1	—	—	7	234
Derivative receivable leg, settled gross	319	331	36	682	—	—	1,368
Derivative payable leg, settled gross	(321)	(334)	(38)	(671)	—	—	(1,364)
Financial liabilities
Borrowings	(171)	(197)	(16)	(353)	—	—	(737)
Other financial liabilities	(507)	(19)	(7)	(5)	(3)	(5)	(546)
Total	(103)	(217)	(24)	(347)	(3)	2	(692)

A-8.41

	2005
	Contractual maturity
	Within	One to	Two to	Three to	Four to	More than
	one year	two years	three years	four years	five years	five years	Total
	£m	£m	£m	£m	£m	£m	£m

Available-for-sale financial assets	18	—	—	—	—	—	18
Short-term investments	1	—	—	—	—	—	1
Cash and cash equivalents	662	—	—	—	—	—	662
Other financial assets	218	1	3	1	—	7	230
Derivative receivable leg, settled gross	186	34	34	34	687	—	975
Derivative payable leg, settled gross	(183)	(33)	(33)	(33)	(693)	—	(975)
Financial liabilities
Borrowings	(63)	(16)	(20)	(16)	(360)	—	(475)
Other financial liabilities	(473)	(30)	(8)	(8)	(4)	(7)	(530)
Total	366	(44)	(24)	(22)	(370)	—	(94)
Capital structure
The Group considers capital to be equity as disclosed in note 11 and net debt, which is total borrowings less short-term deposits and cash and cash equivalents. The Group is committed to managing its capital structure with the objective of maintaining the right balance between funding investment opportunities, managing the risk profile of the business and returning surplus cash to shareholders. On 1 March 2007 Reuters communicated that it will actively manage its capital structure to maintain a strong investment grade rating of BBB+/Baa1. Prior to that Reuters had maintained a credit rating of A-/A3 or better. Reuters monitors the capital structure of the company on the basis of the primary debt capacity ratios as defined by our credit rating agencies. The ratios are calculated using an adjusted cash flow measure as a percentage of adjusted net debt. The adjustments take into account items such as pensions and operating leases. The final credit rating is determined as a combination of financial and non-financial criteria, the ratio being just one of those financial criteria.

	Moodys (RCF/Net Debt**)				Standard & Poors (FFO/Net Debt***)
Rating Agency	2007		2006	2005	2007	2006	2005

Target Credit Rating	Baa1		A3	A3	BBB+	A -	A -
Target % set by Agency	17	%*	20%	20%	30%*	35%	35%
Reuters Actual %	39	%*	28%	31%	62%	39%	67%

*	Percentages based on Reuters estimates

**	RCF (Retained Cashflow)

***	FFO (Funds from Operations)

A-8.42

Certain group companies are subject to minimum capital requirements imposed by regulatory bodies. At 31 December 2007 minimum regulatory capital for those companies amounted to £1m and during the year they complied with externally imposed capital requirements to which they were subject.
Foreign Currency Risk
Foreign exchange risk arises from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.
Transaction exposure occurs when, as a result of trading activities, an entity receives or pays cash in a currency different to its functional currency. Exposures principally arise in US dollars and Euros. Risk is managed, where opportunities arise, by denominating commercial contracts in currencies which will reduce net currency exposure. Residual exposure may be managed with the use of forward foreign exchange contracts, currency options and foreign exchange swaps.
The conversion of net investments in foreign operations into the Group’s reporting currency of sterling creates balance sheet translation exposure. The main currency to which the Group is exposed is the US dollar. To mitigate this effect, to the extent that the Group has core debt, it is held in currencies which approximately match to the currency profile of the Group’s net assets. The currency of the debt may be altered by the use of currency swaps. At the end of each quarter the currency profile of net assets and core debt, after the impact of derivatives, are reviewed and adjustments made if appropriate. Issuance of debt in foreign currency also creates translation exposure. This is managed in the form of a fair value hedge which may combine the management of foreign exchange and interest rate risk in one swap transaction.
Hedges of net investment in foreign entity
The Group’s €500 million fixed rate bond and the €250 million floating rate note issued respectively in November 2003 and November 2006 were partially swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group’s foreign subsidiaries. The resulting debt of $694 million (2006: $694 million; 2005: $498 million) was designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets. The resulting Swiss franc debt which was terminated in January 2007 (2006: 79 million Swiss francs; 2005: 55 million Swiss francs) was designated as a hedge of the foreign investment in Reuters SA. Also a debt of €15 million (2006: €15m, 2005: €nil) was designated against the foreign investment in European subsidiaries.
Ineffectiveness of net investment hedges is recognised in operating profit.

A-8.43

Financial Instrument Sensitivity Analysis
The table below shows how the fair values of Reuters’ financial instruments would be impacted by hypothetical changes in foreign currency exchange rates.

			10%	Total
	10%	7%	weakening	weakening
	weakening	weakening	in other	in all
	in US dollar	in Euro	currencies	currencies
	against £	against £	against £	against £

2007	£ m	£ m	£ m	£ m

Total change in fair value	38	(12)	(8)	18
Impact recognised in income statement	6	(11)	(8)	(13)
Impact recognised in equity	32	(1)	—	31
2006
Total change in fair value	36	—	7	43
Impact recognised in income statement	3	1	4	8
Impact recognised in equity	33	(1)	3	35
2005
Total change in fair value	18	(6)	(6)	6
Impact recognised in income statement	(9)	(4)	(8)	(21)
Impact recognised in equity	27	(2)	2	27
Interest Rate Risk
The Group’s interest rate risk arises from interest-bearing assets and from borrowings.
Investments and borrowings subject to variable rates expose the Group to cash flow interest rate risk, which is the risk that future cash flows will fluctuate because of changes in market interest rates. Investments and borrowings subject to fixed rates expose the Group to fair value interest rate risk, as the fair value of the financial instrument fluctuates because of changes in market interest rates.
The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow and fair value foreign exchange and interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.
An analysis by currency of interest rate swaps held for risk management purposes is shown on pages A-8.46 and A-8.47.

A-8.44

Hedges of fair values
Currently all long-term debt is held on a floating rate basis after the impact of derivatives. The foreign exchange risk arising from the retranslation of the €500 million fixed rate bond issued by Reuters Finance PLC, the €250 million floating rate note and ¥1 billion fixed rate note issued by Reuters Group PLC was hedged by being swapped into sterling floating rate. The above hedges were executed in the form of cross-currency interest rate swaps.
The weighted average variable rate payable on all interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2007 was 6% (2006: 6%, 2005: 5%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.
Fair value gains and losses on fair value hedges of foreign exchange and interest rates and their underlying hedged items are recognised in finance costs. The group held no cash flow hedges during the period ended 31 December 2007 (2006: nil, 2005: nil).
The analysis below summarises the sensitivity of the fair value of the Group’s net debt to parallel shifts in the currency yield curves. The changes in rates used are deemed by management to be reasonable and are sufficient in size to demonstrate a material impact. Fair values are the present value of future cash flows based on market rates at the valuation date.
The estimated changes in the fair value of financial instruments before tax are based on a reasonably possible increase of 100 basis points in the Euro, US Dollar and Sterling market yield curves from the levels effective at 31 December 2007 with all other variables remaining constant;

	2007	2006	2005
	£m	£m	£m

100 basis points increase in US Dollar Interest Rate	(3)	(3)	(3)
100 basis points increase in Sterling Interest Rate	—	—	5
100 basis points increase in Euro Interest Rate	—	—	—
Total	(3)	(3)	2
Impact recognised in income statement	(3)	(3)	2
Impact recognised in equity	—	—	—

A-8.45

The following tables provide an analysis of the cross-currency interest rate swaps designated as fair value hedges and net investment hedges of foreign exchange and interest rate risk.

				Gross
				Contract
			Period	Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	US dollar floating	Foreign exchange	2008	102
Sterling floating	Euro floating	Foreign exchange	2010	10
2006 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	US dollar floating	Foreign exchange	2008	102
Sterling floating	Swiss franc floating	Foreign exchange	2010	34
Sterling floating	Euro floating	Foreign exchange	2010	10
2005 Net investment hedges:
Sterling floating	US dollar floating	Foreign exchange	2010	280
Sterling floating	Swiss franc floating	Foreign exchange	2010	24

A-8.46

				Gross
				Contract
			Period	Amount
Received	Paid	Hedged Risk	(Years)	£m

2007 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2010	332
Euro fixed	Sterling floating	Interest rate	2010	10
Euro floating	Sterling floating	Foreign exchange	2008	169
2006 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2010	332
Euro fixed	Sterling floating	Interest rate	2010	10
Euro floating	Sterling floating	Foreign exchange	2008	169
2005 Fair value hedges:
Japanese yen fixed	Sterling floating	Interest rate and foreign
		exchange	2008	5
Euro fixed	Sterling floating	Interest rate	2008	351
Euro fixed	Sterling floating	Interest rate	2010	10
Forward foreign exchange contracts held for trading at 31 December 2007 had a gross contract amount £283 million (2006: £242 million, 2005: £131 million) of which the principal currencies were Euros £112 million (2006: £40 million; 2005: £14 million), US dollars £75 million (2006: £60 million; 2005: £22 million) and Swiss francs £20 million (2006: £87 million, 2005: £9 million)
In addition foreign exchange contracts designated as fair value hedges of commercial paper issued in Euros amounted to £23 million (2006: £27 million, 2005: £nil). Foreign exchange contracts held at 31 December 2007 matured in January 2008.
Embedded derivatives
Forward exchange contracts implicitly contained in subscription-based revenue commitments priced in currencies different from both the functional currency of the Reuters entity and that of the customer are separated from their host contracts and held on the balance sheet at fair value. These revenue commitments extend up to two years from the balance sheet date. The majority of embedded derivatives in sales contracts arise through US dollar pricing.
Forward exchange contracts implicitly contained in purchase commitments priced in currencies different from both the functional currency of the Reuters entity and that of the supplier are also separated from their host contracts and held on the balance sheet at fair value. These purchase commitments expire at various times between 2008 and 2012. The majority of embedded derivatives in supplier contracts are US dollar-priced commitments.

A-8.47

Price risk
Movements in equity security prices change the carrying value of available-for-sale financial assets, with changes being recorded in equity. On adoption of IAS 39 on 1 January 2005, Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss, with movements in the fair value being recognised within the income statement. The shares were pledged as part of the consideration for the Telerate acquisition in June 2005 and no further fair value movements were recorded in the income statement after this point.
The Group does not have a material exposure to commodity price risk.
The accounting policies for financial instruments have been applied to the line items below:

		Assets a	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m

2007
Financial assets as per balance sheet
Other financial assets and derivatives	3	2	—	68	18	—	91
Trade and other receivables	255	—	—	—	—	—	255
Cash and cash equivalents (see note 20)	251	—	—	—	—	—	251
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(30)	(1)	—	(631)	(662)
31 December 2007	509	2	(30)	67	18	(631)	(65)

2006
Financial assets as per balance sheet
Other financial assets and derivatives	198	3	—	30	26	—	257
Trade and other receivables	258	—	—	—	—	—	258
Cash and cash equivalents (see note 20)	129	—	—	—	—	—	129
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(18)	(9)	—	(660)	(687)
Total	585	3	(18)	21	26	(660)	(43)

A-8.48

		Assets a	Liabilities at
		fair value	fair value
		through	through	Derivatives		Other
	Loans and	the profit	the profit	used for	Available	financial
	Receivables	and loss	and loss	hedging	for sale	liabilities	Total
	£m	£m	£m	£m	£m	£m	£m

2005

Financial assets as per balance sheet
Other financial assets and derivatives	1	7	—	14	18	—	40
Trade and other receivables	270	—	—	—	—	—	270
Cash and cash equivalents (see note 20)	662	—	—	—	—	—	662
Financial liabilities as per balance sheet
Other financial liabilities and derivatives	—	—	(1)	(9)	—	(410)	(420)
Total	933	7	(1)	5	18	(410)	552
There are no material differences between the fair value and carrying value of financial instruments.
Counterparty credit risk
The Group is exposed to concentrations of credit risk, which are managed on a Group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments, available-for-sale assets, and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.
The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the Group’s maximum exposure to credit risk.
Short-term deposits of £3 million at 31 December 2007 relate to deposits in Brazil with a high quality financial institution, and hence the credit risk is perceived to be low. Short-term deposits of £198 million at 31 December 2006 included £197 million in relation to a single counterparty in respect of which credit protection was arranged in the form of credit default swaps and letters of credit. This investment matured on 7 November 2007. No collateral was held as security in respect of these amounts.
Cash and cash equivalents total £251 million at 31 December 2007 (2006: £129 million; 2005: £662 million). The Group invests and conducts its cash management activities with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

A-8.49

Derivative financial instruments with a fair value of £68 million at 31 December 2007 (2006: £30 million; 2005: £14 million) are unsecured. The credit risk attributed to a derivative financial instrument is generally restricted to its fair value and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties which are all banks with recognised long-term credit ratings of ‘A3/A-’ or higher. Ongoing credit evaluation is performed on the financial condition of accounts receivable and credit terms adjusted if appropriate. For treasury activity, approved counterparty credit limits and their utilisation are monitored and transactions arranged only within agreed limits. Credit risk may be managed by the use of credit default swaps and standby letters of credit.
Available-for-sale financial assets totalled £18 million at 31 December 2007, of which £17 million is held in US dollars and the remainder in Swiss francs. The majority of these assets are in the form of equity holdings, and the carrying value of the assets is considered fully recoverable.
Trade receivables net of impairment of £107 million (2006: £110 million; 2005: £120 million) are concentrated in the financial community, and are managed as one class of receivables. Because of the high proportion of Reuters customers that are banks and other regulated financial institutions, the low historic incidence of customer defaults, and the short-term, recurring nature of Reuters billing and collection arrangements, management assess the credit quality of Reuters customer base as high. A small proportion of new customers are referred to external credit rating agencies before acceptance.
The Group estimates that its subscribers are approximately split as follows:

	2007	2006	2005
	%	%	%

Financial institutions	62	65	72
Corporations in other sectors	21	21	14
Newspapers, broadcast news media & news agencies	14	11	9
Governments, central banks & other organisations	3	3	5
Total	100	100	100

A-8.50

18 Inventories

	2007	2006	2005
	£m	£m	£m

Work in progress on contracts	—	1	1
19 Trade and other receivables

	2007	2006	2005
	£m	£m	£m

Trade receivables	118	123	138
Less: Provision for impairment	(11)	(13)	(18)
	107	110	120
Amounts owed by associates and joint ventures	1	6	4
Other receivables	57	80	68
Prepayments and accrued income	90	62	78
Total trade and other receivables	255	258	270
The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.
Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17.
Provision for doubtful debts
The allowance for doubtful debts is comprised entirely of impairments raised against specific trade receivables balances, which are mainly those greater than 365 days old. Impairments represent the differences between the carrying amount of the specific trade receivable and the present value of the expected recoverable amount. No individual impairment is considered material.
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. All debts greater than three months past their due date are reviewed monthly, and impairments raised where appropriate. Examples of events which could give rise to impairment are: news about a customer’s financial condition, an account manager’s doubt that a customer is able to pay, delinquency in payment (more than 365 days overdue) and known trading or liquidity problems in a particular market sector.
If the final outcome (on the judgement areas) were to differ by 10% from management’s estimates, the Group would need to book an adjustment of £1 million to operating costs and to trade receivables.

A-8.51

Movement in the allowance for doubtful debts:

	2007	2006	2005
	£m	£m	£m

Balance at 1 January	(13)	(18)	(31)
Utilisation of provision	3	4	5
Unused provision released to profit	3	3	4
Increase in provision	(4)	(3)	(5)
Disposals*	—	—	10
Foreign exchange differences	—	1	(1)
Balance at 31 December	(11)	(13)	(18)

*	The disposal of £10 million in 2005 relates to Instinet.
Included within trade receivables are amounts past due at the reporting date but not impaired of £64 million. Management believes that these amounts are recoverable as there has been no significant change in the debtors’ credit quality, and accordingly has not provided for them. The Group has no collateral over these balances.
The ageing of net trade receivables at the reporting date was:

	2007	2006	2005
	£m	£m	£m

Not overdue	43	52	58
Past due 0-30 days	22	11	18
Past due 31-60 days	22	20	18
Past due 61-90 days	10	16	13
Past due 91-180 days	7	8	8
Past due 181-365 days	3	3	5
	107	110	120
See note 17 for information on credit risk and impairment associated with trade and other receivables.

A-8.52

Trade and other receivables include amounts denominated in the following major currencies:

	2007	2006	2005
	£m	£m	£m

Canadian Dollar	6	6	3
Swiss Franc	2	3	4
Euro	37	34	36
United Kingdom Pounds Sterling	48	53	65
Japanese Yen	11	13	11
Singapore Dollar	2	3	2
US Dollar	73	95	90
Other	30	26	19
	209	233	230
Prepayments and accrued income include £46 million of prepayments which are non-financial assets (2006: £25 million; 2005: £40million) and which have been excluded from the table above.
20 Cash and cash equivalents

	2007	2006	2005
	£m	£m	£m

Cash:
Cash in hand and at bank	106	79	98
Unlisted cash equivalents:
Term deposits — UK	26	2	12
Term deposits — overseas	2	5	3
Other investments — UK	117	37	546
Other investments — overseas	—	6	3
Cash and cash equivalents	251	129	662
The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

	2007	2006	2005
	£m	£m	£m

Brazil	2	1	2
China	—	—	1
Venezuela	4	3	2
Total restricted cash	6	4	5

A-8.53

21 Non-current assets and liabilities held for sale
The following are assets and liabilities classified as held for sale at 31 December:

	2007	2006	2005
	£m	£m	£m

Non-current assets classified as held for sale:
Property, plant and equipment	—	—	1
Assets of associate held exclusively for resale	14	—	—
Total assets classified as held for sale	14	—	1
Liabilities directly associated with non-current assets classified as held for sale:
Liabilities of associate held exclusively for resale	—	—	—
Total net assets classified as held for sale	14	—	1
On 29 November 2007, the Group classified its investment in TIMES NOW as a non-current asset held for sale.
On 18 October 2006, the Group classified its investment in Factiva as a non-current asset held for sale. The disposal of the majority of this investment was completed on 15 December 2006. Reuters retained a minority preference share interest in a Factiva entity which has been reclassified as an available-for-sale financial asset.
In 2005, a property with a net book value of £1 million was classified as a non-current asset held for sale. The sale of this property was completed in 2006.
22 Trade and other payables

	2007	2006	2005
	£m	£m	£m

Trade payables	62	56	14
Accruals	336	276	264
Deferred income	33	31	25
Amounts owed to associates and joint ventures	1	1	11
Other payables	215	94	107
Other taxation and social security	45	33	35
Total trade and other payables	692	491	456
The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group’s weighted average cost of capital.

A-8.54

23 Current tax liabilities

	2007	2006	2005
	£m	£m	£m

Current tax liabilities	247	196	228
The Group is subject to taxation in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.
24 Provisions for liabilities and charges

	2007	2006	2005
	£m	£m	£m

Provisions for post-employment benefits (see note 25)	43	145	317
Other provisions for liabilities and charges	96	119	139
Total provisions	139	264	456
Less: Non-current portion	(102)	(204)	(392)
Current portion	37	60	64
The movement in other provisions for liabilities and charges during 2007 was as follows:

			Other
	Rationalisation	Legal/compliance	property	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	95	7	2	15	119
Exchange differences	1	—	—	—	1
Charged in the year	14	3	3	14	34
Utilised in the year	(32)	(2)	(1)	(7)	(42)
Released	(10)	—	—	(7)	(17)
Unwinding of discounts	1	—	—	—	1
31 December 2007	69	8	4	15	96
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.
The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by the Group. A judgement has also been made in

A-8.55

respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.
Additionally, the Group is subject to certain legal claims and actions (see note 35). Provision for specific claims or actions are only made when the outcome is considered ‘probable’ that there will be a future outflow of funds, including any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, proceedings or investigations will not be material.
The rationalisation provisions include the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.
Also included within the rationalisation provision at the end of 2007 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions have been substantially utilised by the end of 2007, property-related provisions will be substantially utilised over the remaining lease periods.
Legal/compliance provisions represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.
Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be utilised over the remaining lease periods that extend up to 2010.

A-8.56

25 Retirement benefits
The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.
Defined contribution plans
Reuters Group operates 34 defined contribution plans covering approximately 52% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Plans. The percentage of total employees covered and the company contribution to these plans were:

	Company
	contribution
	% of employees	% of basic salary

Reuters Retirement Plan	16.1	11.0	*
Reuters 401(k) Pension Plans	20.0	6.0

*	7.0% plus 4% through salary sacrifice arrangements.
The Group contributed £31 million to defined contribution plans in 2007 (2006: £29 million; 2005: £25 million) and expects to contribute £32 million in 2008.
Defined benefit plans
The Group also operates 29 defined benefit plans and post retirement medical plans covering approximately 16% of employees. All significant plans are valued under IAS 19 ‘Employee Benefits’ by independently qualified actuaries using the Projected Unit Credit Method.
The largest defined benefit plans are the Reuters Pension Fund (RPF) and the Reuters Supplementary Pension Scheme (SPS). The total defined benefit obligation for all significant plans at 31 December 2007 was £1,228 million (2006: £1,417 million, 2005: £1,346 million), of which £907 million (2006: £1,075 million, 2005: £985 million) related to the RPF and £160 million (2006: £158 million, 2005: £162 million) related to the SPS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The SPS is a smaller defined benefit plan with benefits related to final salary and length of service.
Both the RPF and the SPS are set up under trust, and as such are independent of the Company. Both trusts have a single corporate trustee, with the directors of the corporate trustee operating as the managing committee of the pension plan. The RPF and the SPS trustee companies both have directors appointed by the members, and directors, plus the chairman, appointed by the Company. No senior Company officers are directors of the corporate trustees. Both schemes are prohibited from investing directly in the shares or debt of the Company except to the extent that these form part of pooled fund investments.

A-8.57

Movement on pension provisions and similar obligations

	2007	2006	2005
	£m	£m	£m

1 January	(131)	(317)	(263)
Income statement (see note 3):
Defined benefit plans*	(8)	(30)	(27)
Post-retirement medical benefits	(1)	—	(3)
Actuarial gains and losses taken directly to reserves:
Defined benefit plans*	97	8	(46)
Post-retirement medical benefits	1	(2)	(2)
Exchange differences
Defined benefit plans*	—	1	—
Post-retirement medical benefits	—	1	—
	(42)	(339)	(341)
Contributions paid	31	208	24
Net scheme surpluses/provisions	(11)	(131)	(317)
Schemes in surplus recognised within non-current assets	(32)	(14)	—
31 December	(43)	(145)	(317)
Composed of:
Defined benefit plans*	(28)	(129)	(302)
Post-retirement medical benefits	(8)	(9)	(8)
Other	(7)	(7)	(7)
31 December	(43)	(145)	(317)

*	The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19.
Retirement benefit assets

	2007	2006	2005
	£m	£m	£m

Schemes in surplus	32	14	—
Reimbursement rights	7	4	—
Total retirement benefit assets	39	18	—

A-8.58

Amounts recognised in respect of material defined benefit plans
The following disclosures only refer to the Group’s material defined benefit plans:
Defined benefit assets/(liabilities) recognised in the balance sheet

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Present value of funded obligations	(1,067)	(1,233)	(1,148)	(133)	(157)	(167)	—	—	—	(1,200)	(1,390)	(1,315)
Fair value of plan assets	1,202	1,158	902	143	140	139	—	—	—	1,345	1,298	1,041
	135	(75)	(246)	10	(17)	(28)	—	—	—	145	(92)	(274)
Present value of unfunded obligations	(16)	(15)	(19)	(4)	(3)	(4)	(8)	(9)	(8)	(28)	(27)	(31)
	119	(90)	(265)	6	(20)	(32)	(8)	(9)	(8)	117	(119)	(305)
Plan asset not recognised in the balance sheet	(111)	—	—	(8)	(3)	(3)	—	—	—	(119)	(3)	(3)
IAS 19 deficit recognised in the balance sheet	(16)	(102)	(265)	(10)	(25)	(35)	(8)	(9)	(8)	(34)	(136)	(308)
IAS 19 surplus recognised in the balance sheet	24	12	—	8	2	—	—	—	—	32	14	—
Fair value of reimbursement rights not recognised as pension plan assets	1	—	—	4	4	4	—	—	—	5	4	4
The assets and obligations reported under UK plans include the RPF, the SPS and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.
Plan assets not recognised in the balance sheet represent the scheme surplus deemed irrecoverable as the Group cannot unilaterally reduce future contributions.

A-8.59

The reimbursement rights reported relate to insurance policies held by Reuters in respect of plans in the UK and Germany which do not meet the definition of plan assets under IAS19. These are recognised in non-current assets.
Amounts recognised in the income statement

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Current service cost	20	23	19	8	10	11	—	—	—	28	33	30
Interest cost	61	55	52	5	5	5	1	—	—	67	60	57
Expected gain on plan assets	(72)	(61)	(51)	(6)	(6)	(7)	—	—	—	(78)	(67)	(58)
Past service cost	—	6	1	—	—	—	—	—	2	—	6	3
Gains on curtailments	(1)	(3)	(2)	(7)	—	(3)	—	—	—	(8)	(3)	(5)
Gains on settlements	—	—	(1)	—	—	—	—	—	—	—	—	(1)
Total recognised in the income statement	8	20	18	—	9	6	1	—	2	9	29	26
Included within:
Operating profit	8	22	20	—	9	6	1	—	2	9	31	28
Profit on disposal of associates, joint ventures and available-for-sale financial assets	—	(2)	—	—	—	—	—	—	—	—	(2)	—
Profit for the year from discontinued operations	—	—	(2)	—	—	—	—	—	—	—	—	(2)
Total recognised in the income statement	8	20	18	—	9	6	1	—	2	9	29	26
Actual return on plan assets	50	92	146	5	10	18	—	—	—	55	102	164

A-8.60

Further amounts recognised in the statement of recognised income and expense

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Actuarial losses/(gains)	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45
Effect of asset ceiling	111	—	—	5	—	3	—	—	—	116	—	3
	(81)	5	46	(15)	(13)	—	(2)	2	2	(98)	(6)	48
Deferred taxation impact of actuarial gains and losses recognised in the statement of recognised income and expense	18	(1)	(10)	3	3	—	—	(1)	—	21	1	(10)
Total recognised in the statement of recognised income and expense	(63)	4	36	(12)	(10)	—	(2)	1	2	(77)	(5)	38
Cumulative amounts recognised in the statement of recognised income and expense

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Balance of actuarial losses at 1 January	246	241	195	(6)	7	10	4	2	—	244	250	205
Net actuarial losses/(gains) recognised in year	(192)	5	46	(20)	(13)	(3)	(2)	2	2	(214)	(6)	45
Balance of actuarial losses/(gains) at 31 December	54	246	241	(26)	(6)	7	2	4	2	30	244	250
Balance of asset limit effects at 1 January	—	—	—	3	3	—	—	—	—	3	3	—
Effects of the asset ceiling in the year	111	—	—	5	—	3	—	—	—	116	—	3
Balance of asset limit effects at 31 December	111	—	—	8	3	3	—	—	—	119	3	3

A-8.61

Changes in the present value of the defined benefit obligation

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening defined benefit obligation	(1,248)	(1,167)	(995)	(160)	(171)	(160)	(9)	(8)	(3)	(1,417)	(1,346)	(1,158)
Current service cost	(20)	(23)	(19)	(8)	(10)	(11)	—	—	—	(28)	(33)	(30)
Past service cost	—	(6)	(1)	—	—	—	—	—	(2)	—	(6)	(3)
Interest cost	(61)	(55)	(52)	(5)	(5)	(5)	(1)	—	—	(67)	(60)	(57)
Gains on curtailments	1	3	2	7	—	3	—	—	—	8	3	5
Liabilities extinguished on settlements	2	—	8	3	1	—	—	—	—	5	1	8
Actuarial gains/ (losses)	214	(36)	(141)	21	9	(8)	2	(2)	(2)	237	(29)	(151)
Contributions by employees	—	(1)	(3)	(3)	(4)	(4)	—	—	—	(3)	(5)	(7)
Benefits paid	29	37	34	14	8	14	—	—	—	43	45	48
Exchange differences on overseas plans	—	—	—	(6)	12	—	—	1	(1)	(6)	13	(1)
Closing defined benefit obligation	(1,083)	(1,248)	(1,167)	(137)	(160)	(171)	(8)	(9)	(8)	(1,228)	(1,417)	(1,346)

A-8.62

Changes in the fair value of plan assets

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Opening fair value of plan assets	1,158	902	781	140	139	124	—	—	—	1,298	1,041	905
Expected return	72	61	51	6	6	7	—	—	—	78	67	58
Assets transferred on settlements	(2)	—	(7)	(3)	(1)	—	—	—	—	(5)	(1)	(7)
Actuarial gains/(losses)	(22)	31	95	(1)	4	11	—	—	—	(23)	35	106
Contributions by employer	25	200	13	6	7	6	—	—	—	31	207	19
Contributions by employees	—	1	3	3	4	4	—	—	—	3	5	7
Benefits paid	(29)	(37)	(34)	(14)	(8)	(14)	—	—	—	(43)	(45)	(48)
Exchange differences on overseas plans	—	—	—	6	(11)	1	—	—	—	6	(11)	1
Closing fair value of plan assets	1,202	1,158	902	143	140	139	—	—	—	1,345	1,298	1,041
The weighted average duration of the scheme obligations were 25 years and 14 years for the RPF and the SPS respectively.
Following discussions with Trustees of the RPF and SPS, a special contribution of £3.5 million was made to the SPS in 2007, with £36.2 million due to the RPF in 2008. In addition, payments of £1.5 million per year are due to the SPS in each of the years from 2008 until 2010. In addition to these special contributions, employer’s contribution rates have been agreed at between 19.0% and 25.8% of pensionable salary (including 6% and 9% respectively through salary sacrifice arrangements) from 1 April 2007 for RPF members and 34.2% for SPS members (including 6% through salary sacrifice arrangements).
The Group expects to contribute £66 million to its defined benefit schemes in 2008, including the special contributions referred to above.

A-8.63

Major categories of plan assets as a percentage of total plan assets

							Post
							retirement
				Overseas			medical
	UK Plans			Plans			benefits					Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%	%	%	%

Equities	43	44	55	44	45	46	—	—	—	43	44	54
Bonds	44	45	36	48	47	45	—	—	—	44	45	37
Property	6	7	7	—	—	—	—	—	—	5	6	6
Cash	—	1	2	3	4	5	—	—	—	1	2	2
Other	7	3	—	5	4	4	—	—	—	7	3	1
The trustees of the RPF and SPS have responsibility for the operation of the fund including strategic decision making on investment matters. A statement of investment principles has been made by the trustee.
The Strategic asset allocation of the fund is driven by the financial characteristics of the fund, in particular the fund’s liabilities and the risk tolerance of the trustees. In setting the Investment policy, the trustees of the RPF and SPS sought the views of the Company.
Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)

				Overseas			Post retirement
	UK Plans			Plans			medical benefits
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	%	%	%	%	%	%	%	%	%

Discount rate	5.80	4.93	4.75	4.11	3.49	3.29	6.50	6.00	5.50
Inflation assumption	3.30	3.00	2.75	1.77	1.57	1.47	—	—	—
Rate of increase in salaries	4.55	4.25	4.00	2.82	2.61	2.39	—	—	—
Rate of increase in pensions in payment	3.00	3.00	2.75	1.54	1.38	1.38	—	—	—
Medical cost trend	—	—	—	—	—	—	5.00	5.00	5.50
Expected rate of return on reimbursement rights	—	5.10	—	—	4.75	4.25	—	—	—
Expected rate of return on assets:
Equities	8.20	8.10	8.00	6.18	6.42	7.10	—	—	—
Bonds	5.80	4.49	4.00	3.53	3.14	2.92	—	—	—
Property	6.40	6.20	6.00	—	—	—	—	—	—
Cash	4.50	4.25	4.00	2.68	2.28	2.44	—	—	—
Other	4.50	4.25	—	2.10	6.05	5.47	—	—	—

A-8.64

For the RPF and SPS, the two largest schemes, a 0.25% increase in the discount rate would result in a £49 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a £53 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the schemes’ asset portfolio.
The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2007, 31 December 2006 and 31 December 2005 is stated gross of the expected levy to the UK Pension Protection Fund.
UK mortality assumptions
The mortality assumptions used to assess the defined benefit obligation for the RPF and the SPS, the largest plans, at 31 December 2007 are based on the 00 series tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements and adjustment for the medium cohort effect. At 31 December 2006 and 31 December 2005 the 92 series short cohort tables were used, also with allowance for projected longevity improvements to calendar year 2025 and adjustment for the short cohort effect.
The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years under the assumptions used at 31 December 2007, and under those used at 31 December 2006 and 31 December 2005.

	Life expectation in years
	Male	Female

31 December 2007
Retiring at reporting date at age 65	22	24
Retiring at reporting date + 25 years at age 65	23	25

	Life expectation in years
	Male	Female

31 December 2006
Retiring at reporting date at age 65	21	24
Retiring at reporting date + 25 years at age 65	22	24
For the RPF and the SPS, an increase in life expectancy of 1 year across all age groups would result in a £20 million increase in the defined benefit obligation.

A-8.65

History of experience gains and losses

	2007				2006				2005
			Post				Post				Post
			retirement				retirement				retirement
	UK	Overseas	medical		UK	Overseas	medical		UK	Overseas	medical
	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total	Plans	Plans	benefits	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Defined benefit obligation	(1,083)	(137)	(8)	(1,228)	(1,248)	(160)	(9)	(1,417)	(1,167)	(171)	(8)	(1,346)
Plan assets	1,202	143	—	1,345	1,158	140	—	1,298	902	139	—	1,041
Deficit	119	6	(8)	117	(90)	(20)	(9)	(119)	(265)	(32)	(8)	(305)
Experience adjustments on plan liabilities	(81)	(11)	(1)	(93)	14	(3)	3	14	(16)	6	(1)	(11)
Experience adjustments on plan assets	22	1	—	23	31	4	—	35	95	11	—	106
26 Deferred tax
The movement on the deferred tax account is as shown below:

	2007	2006	2005
	£m	£m	£m

1 January 2007	171	210	247
Acquisitions/disposals	(4)	(11)	(46)
Income statement (credit)/charge)	21	(18)	(19)
Equity (charge)/credit	(21)	(1)	10
Exchange differences	—	(10)	8
Stock options deferred tax in equity	4	1	10
31 December 2007	171	171	210
Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £121 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £45 million.

A-8.66

Deferred tax assets of £185 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.
No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £978 million would be payable.
The movements of deferred tax assets and liabilities are shown below:
Deferred tax liabilities

	Fixed
	Assets	Other	Total
	£m	£m	£m

1 January 2007	(12)	(98)	(110)
Acquisitions/Disposals	—	(4)	(4)
Exchange differences	—	—	—
Charged to income statement	(1)	—	(1)
31 December 2007	(13)	(102)	(115)
Deferred tax assets

	Fixed		Stock
	Assets	Losses	options	Other	Total
	£m	£m	£m	£m	£m

1 January 2007	62	111	17	91	281
Credited/ (charged) to income statement	13	(15)	5	19	22
Credited/(charged) in equity	—	15	4	(36)	(17)
Realisation of stock option deductions	—	8	(8)	—	—
Exchange differences	—	—	—	—	—
31 December 2007	75	119	18	74	286
Net Deferred Tax Asset
31 December 2006					171
31 December 2007					171
The deferred tax asset expected to be recovered after more than one year is £219 million (2006: £183 million, 2005: £135 million).

A-8.67

27 Share capital
Movements in share capital during the year ended 31 December were as below:

	Called up
	share	Share	Share
	capital	premium	capital
	£m	£m	£m

1 January 2005	359	96	455
Shares allotted during the year	1	11	12
31 December 2005	360	107	467
Shares allotted during the year	7	34	41
Shares cancelled during the year	(12)	—	(12)
31 December 2006	355	141	496
Shares allotted during the year	5	48	53
Shares cancelled during the year	(10)	—	(10)
31 December 2007	350	189	539
An analysis of called up share capital is set out below:

	2007	2006	2005
	£m	£m	£m

Authorised:
One Founders Share of £1	—	—	—
2,100 million ordinary shares of 25p each	525	525	525
	525	525	525
Allotted, called up and fully paid:
One Founders Share of £1	—	—	—
Ordinary shares of 25p each	350	355	360
	350	355	360
Number of ordinary shares of 25p each (millions)	1,401	1,422	1,441
Shares allotted during the year in millions
18,557,662 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 630p per share. Transaction costs incurred on issue of shares amounted to £nil (2006: £nil, 2005: £nil)	19	29	6
Proceeds from the issue of shares for the year ended 31 December 2007 totalled £47 million (2006: £32 million, 2005: £10 million).

A-8.68

During 2007, Reuters cancelled 39 million shares, 37 million of which were repurchased as part of the ongoing share buyback programme.
Called up share capital includes £1 million for shares granted to employees on exercise of share option/awards in respect of which no cash had been received at the balance sheet date (2006: £1 million, 2005, £1 million).
The following table provides a summary of the shares bought under the buyback programme, from its announcement in July 2005 until May 2007, and then December 2007.

	Total number
	of shares		Approximate
	purchased as		value of shares
	part of		that may
	publicly	Average price	be purchased
	announced	paid per	under the
Month	programme	share (£)	programme (£m)

2005 :
July	1,500,000	3.89	994
August	8,500,000	3.70	962
September	7,150,000	3.73	936
October	2,800,000	3.53	926
November	22,800,000	3.89	836
December	14,650,000	4.08	776
2006 :
January	10,500,000	4.32	731
February	18,450,000	4.06	655
March	13,725,000	3.89	601
April	6,000,000	3.98	577
May	9,435,000	3.86	541
June	17,750,000	3.67	475
July	6,770,000	3.75	450
August	13,000,000	3.89	399
September	9,750,000	4.11	358
October	8,725,000	4.43	319
November	9,500,000	4.57	276
December	5,594,000	4.55	250
2007 :
January	5,700,000	4.43	225
February	6,300,000	4.32	197
March	11,850,000	4.41	145
April	7,675,000	4.85	107

A-8.69

The share buyback programme to return £1 billion to shareholders was announced on 26 July 2005 and was due to run for two years to July 2007. Reuters determined to terminate the above £1 billion buyback programme in May 2007 prior to its expiration. No other programme has expired during the period covered by the table.
The following table provides a summary of the shares bought under the buyback programme, from its announcement on 13 December 2007 until 31 December 2007.

Total number
of shares
	purchased as		Total
	part of publicly	Average price	cost of shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

2007 :
December	5,050,000	6.14	31
The current share buyback programme was announced on 13 December 2007 with the intention of repurchasing up to 50 million shares. Regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, on 19 February 2008, at which date the current share buyback programme was suspended. The share buyback programme resumed on 10 March 2008.

A-8.70

28 Other reserves
An analysis of the movement in other reserves is set out below:

	Capital		Available			Total
	redemption	Other	for-sale	Hedging	Translation	other
	reserve	reserve	reserve	reserve	reserve	reserves
	£m	£m	£m	£m	£m	£m

1 January 2005	1	(1,718)	94	30	(54)	(1,647)
Exchange differences taken directly to reserves	—	—	—	—	97	97
Exchange differences taken to the income statement on disposal of assets	—	—	—	—	(2)	(2)
Fair value losses on available-for-sale financial assets	—	—	(22)	—	—	(22)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	—	(68)	—	—	(68)
Fair value losses on net investment hedges	—	—	—	(39)	—	(39)
Fair value gains taken to the income statement on disposal of net investments	—	—	—	(14)	—	(14)
Other movements	—	(1)	—	—	—	(1)
Tax on items taken directly to or transferred from reserves	—	—	—	16	(12)	4
31 December 2005	1	(1,719)	4	(7)	29	(1,692)
Exchange differences taken directly to reserves	—	—	—	—	(95)	(95)
Fair value gains on available-for-sale financial assets	—	—	6	—	—	6
Fair value gains on net investment hedges	—	—	—	34	—	34
Redemption of share capital	12	—	—	—	—	12
Tax on items taken directly to or transferred from reserves	—	—	—	(10)	7	(3)
31 December 2006	13	(1,719)	10	17	(59)	(1,738)
Exchange differences taken directly to reserves	—	—	—	—	20	20
Fair value gains on available-for-sale financial assets	—	—	11	—	—	11
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	—	—	(18)	—	—	(18)
Fair value gains on net investment hedges	—	—	—	4	—	4
Redemption of share capital	10	—	—	—	—	10
Tax on items taken directly to or transferred from reserves	—	—	—	(1)	2	1
31 December 2007	23	(1,719)	3	20	(37)	(1,710)
In 1998, a court approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the other reserve.
The capital redemption reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.
The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gain or loss is recognised in the income statement on disposal of the asset.
The hedging reserve is used to record the cumulative gains and losses on hedges of the Group’s net investment in foreign operations, providing that the hedges were effective. The cumulative gain or loss is recognised in the income statement on disposal of the foreign operation.
The translation reserve is used to record cumulative exchange differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recognised in the income statement disposal of the foreign operation.

A-8.71

29 Net cash flow from operating activities
Profit for the year is reconciled to cash generated from operations as follows:

	2007	2006	2005
	£m	£m	£m

Profit for the year from continuing operations	213	293	229
Adjustments for:
Depreciation	96	95	99
Impairment of associates and joint ventures	—	—	2
Impairment of intangibles	21	—	1
Amortisation of intangibles	61	46	33
Profit on disposal of property, plant and equipment	(10)	(2)	—
Employee share scheme charges	34	30	30
Foreign exchange losses/(gains)	18	(14)	(8)
Fair value movements on derivatives	13	19	(18)
Fair value movements on other financial assets	—	—	16
Profits on disposals	(24)	(80)	(42)
Income from investments	(1)	—	(1)
Share of post-taxation losses/(profits) of associates and joint ventures	6	4	(5)
Finance income	(117)	(72)	(41)
Finance costs	151	87	53
Taxation	60	20	9
Movements in working capital:
Decrease in inventories	1	—	2
(Increase)/decrease in trade and other receivables	(12)	23	3
Increase/(decrease) in trade and other payables	75	51	(52)
(Decrease)/increase in pensions deficit	(26)	(176)	9
Decrease in provisions	(25)	(13)	(27)
Decrease in amounts payable to discontinued operations	—	—	(24)
Cash generated from continuing operations	534	311	268
Profit for the year from discontinued operations	14	12	253
Adjustments for:
Depreciation	—	—	4
Amortisation of intangibles	—	—	2
Loss on disposal of property, plant and equipment	—	—	4
Employee share scheme charges	—	—	18
Profits on disposals	(14)	(12)	(278)
Finance income	—	—	(13)
Taxation	—	—	20
Movements in working capital:
Increase in trade and other receivables	—	—	(28)
Decrease in trade and other payables	—	—	(17)
Increase in provisions	—	—	14
Decrease in amounts receivable from continuing operations	—	—	24
Cash generated from discontinued operations	—	—	3
Cash generated from operations	534	311	271

A-8.72

30 Cash flow from acquisitions and disposals

	2007	2006	2005
	£m	£m	£m

Acquisitions (including joint ventures and associates):
Subsidiary undertakings (see note 36)	(23)	(32)	(135)
Joint ventures and associates	(14)	(27)	(1)
Deferred payments for acquisitions in prior years	(4)	(9)	(8)
	(41)	(68)	(144)
Less: cash acquired	2	1	20
Acquisitions, net of cash acquired	(39)	(67)	(124)
Disposals (including joint ventures and associates):
Subsidiary undertakings*	24	(15)	824
Joint ventures and associates	(1)	80	1
Instinet (deemed disposal)	—	—	3
	23	65	828
Add: cash disposed	—	—	(582)
Disposals, net of cash disposed	23	65	246

*	The cash inflow of £24 million for subsidiary undertakings principally consists of a tax settlement on disposal of Instinet Group which was completed in December 2005. (2006 outflow of £15 million for subsidiary undertakings represents transaction fees on the disposal of Instinet Group).
31 Reconciliation of cash and cash equivalents
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2007	2006	2005
	£m	£m	£m

Cash and cash equivalents (see note 20)	251	129	662
Bank overdrafts	(9)	(24)	(25)
Total cash and cash equivalents	242	105	637

A-8.73

32 Dividends

	2007	2006	2005
	£m	£m	£m

Prior year final paid	86	81	86
Current year interim paid	61	53	54
	147	134	140
Per ordinary share	Pence	Pence	Pence
Prior year final paid	6.90	6.15	6.15
Current year interim paid	5.00	4.10	3.85
A further interim dividend in respect of 2007 of 7p per ordinary share will amount to an approximate total dividend of £87million. These financial statements do not reflect this proposed dividend payable.
At 31 December 2007, 27 million shares representing 2% of Reuters Group PLC’s shares, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights have been waived until Reuters receives written confirmation of cancellation from Computershare Trustees (CI) Limited.
33 Employee share plans
The Group operates a number of share incentive plans for the benefit of employees. The scheme rules of each of these plans contain change of control clauses, which, under certain circumstances, allow for the early vesting of the plans in the event that Reuters is acquired by a third party. The nature of each plan including general terms and conditions and the methods of settlement is set out below:
Long-Term Incentive Plan (LTIP): Since 1993, Reuters has operated an LTIP that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.
For awards prior to 2006, performance is assessed by reference to the company’s relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest and are released after 3 years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.
50% of the 2006 and 2007 awards had TSR performance conditions attached. However, the remaining 50% have performance conditions based on PBT targets.
From 2003, charges for these awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each TSR LTIP award in 2007 was 43.6% (2006: 55.9%) of the market value at the date of grant. The fair market value ascribed to each PBT LTIP award in 2007 was 92.9% (2006: 93.9%).
All of the LTIP awards are settled in equity.
Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

A-8.74

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders’ interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GLT (prior to 2006, the GMC). Other employees may be eligible to participate in the Restricted Share Plan (see below).
For awards granted from 2005 onwards, full vesting is achieved if adjusted EPS growth exceeds the percentage growth in the retail price index (RPI) by an average of 9% each year over the three year performance period. For awards granted in 2006 and 2007, 50% of the awards vest if adjusted EPS growth exceeds RPI growth by an average of 6% each year over three years, with 9% average growth per year required for full vesting, and awards vesting proportionally for average growth of between 6% and 9%. Of those options which vest under the 2006 and 2007 plans, only 50% can be exercised immediately. A further 25% can be exercised after one year, and another 25% can be exercised after two years.
All options are subject to a maximum 10 year life and are typically settled in equity.
Save-as-you-Earn (SAYE) Plan: An all-employee international savings-related share option plan is offered in which the executive directors are also eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.
Options are subject to a maximum life of three years and six months and are settled in equity.
Annual Bonus Profit Sharing Plan (ABPSP): In December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. In 2006, this plan was operated as a cash-only plan and no shares will be issued to employees. Executive directors and members of the GLT have not participated in this plan. A decision is taken on an annual basis to operate the plan for the year.
Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT* (prior to 2006, the GMC). It is intended that, other than for executive directors and GLT* members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.
Awards are typically settled in equity.
The following plans are legacy plans which are no longer operated by the Group:
Performance related share plan (PRSP): This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.
Plan 2000: A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and expired in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14, and these expired in March 2006.

A-8.75

Activity relating to share options for the year ended 31 December 2005, 31 December 2006 and 31 December 2007 was as follows:

							Weighted
							average
							exercise
							price for
	SAYE	Plan	DSOP		LTIP &		option
	Plan	2000	& RSP	ABSP	PRSP	Total	plans £

Ordinary shares under option in millions (including ADSs):
At 31 January 2005	29.9	11.4	59.2	—	14.6	115.1	2.71
Granted	3.4	—	7.5	2.3	2.2	15.4	2.07
Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60
Exercised	(1.2)	—	(4.8)	(0.1)	(0.7)	(6.8)	1.66
Expired or lapsed	(1.4)	(10.3)	(4.0)	—	(4.4)	(20.1)	3.88
31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70
Granted	5.3	—	9.0	—	2.8	17.1	1.68
Forfeited	(0.9)	—	(1.6)	(0.1)	(0.2)	(2.8)	1.64
Exercised	(20.7)	—	(7.7)	(2.0)	—	(30.4)	1.08
Expired or lapsed	(0.6)	(0.7)	(4.1)	—	(0.6)	(6.0)	4.12
31 December 2006	11.3	—	51.0	—	13.3	75.6	2.56
Granted	4.4	—	8.3	—	3.1	15.8	2.14
Forfeited	(1.2)	—	(3.5)	—	(0.5)	(5.2)	3.18
Exercised	(3.6)	—	(15.5)	—	(2.4)	(21.5)	2.29
Expired or lapsed	—	—	—	—	(8.5)	(8.5)	—
31 December 2007	10.9	—	40.3	—	5.0	56.2	2.84
Of which exercisable	0.2		19.6		—	19.8
Number of participants at 31 December 2007	6,558		5,102		135

Expense included in the
income statement for year
ended	£m	£m	£m	£m	£m	£m

31 December 2005	5	—	18	2	5	30
31 December 2006	6	—	16	1	7	30
31 December 2007	5	—	25	—	6	36

A-8.76

The expense included in the income statement in respect of DSOP and RSP was £25 million (2006: £16 million, 2005: £18 million), of which £4 million (2006: £nil, 2005: £nil) related to cash-settled share options.
Options were exercised on a regular basis throughout the year at the average share price of £5.74 (2006: £3.96, 2005: £3.92) .
The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2007:

						Exercisable
						weighted
						average
		Weighted				exercise
		average	Options	Options	Options	price for
		remaining	exercisable at	exercisable at	exercisable at	options
	Total shares	contractual	31 December	31 December	31 December	exercisable at
	under option	life	2007	2006	2005	31 December
Range of exercise prices	(million)	(months)	(million)	(million)	(million)	2007

Ordinary shares
£0.00 — £2.00	18.5	31	2.6	6.8	2.5	£1.32
£2.01 — £5.00	29.0	59	10.6	17.1	12.0	£2.89
£5.01 — £7.00	4.8	67	3.6	5.7	5.1	£5.69
£7.01 — £9.00	3.0	42	3.0	3.6	4.6	£8.62
£9.01 — £11.00	—	—	—	—	0.4	£0.00
ADSs*
$10.01 — $30.00	—	—	—	—	0.1	$0.00
$30.01 — $50.00	0.6	19	—	—	—	$42.86
$50 +	0.3	35	—	—	—	$51.09
	56.2	—	19.8	33.2	24.7

*	One ADS is equivalent to six ordinary shares.
The fair values of options granted during the period were determined using options pricing models.

A-8.77

The following tables summarise the models and key assumptions used for grants made during 2007, 2006 and 2005:

				2007

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.67	1.14	4.25	2.95
				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	4.82	5.04	4.50	4.33
Range of exercise prices (£)	3.53	4.42-6.19	Nil	Nil
Range of expected volatility (%)	27%	22%-46%	22%-34%	26%
Range of risk-free rates (%)	6%	5%-6%	5%-6%	6%
Range of expected option term (life)	3 years	0.5 to 7 years	0.5 to 4 years	3 years
Range of expected dividend yields	2.5%	2.1%-2.5%	2.1%-2.5%	2.5%

				2006

	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.17	1.73	3.65	3.39
				Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	3.77	4.20	3.88	4.53
Range of exercise prices (£)	3.14	3.93	Nil	Nil
Range of expected volatility (%)	35%	23%-48%	25%-41%	36%
Range of risk-free rates (%)	5%	4%-5%	5%	5%
Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p-10.65p	10p-10.65p	10p

A-8.78

					2005

	SAYE Plan	DSOP	ABPSP	RSP	LTIP

Weighted average fair value (£)	1.61	1.30	3.95	3.81	2.49
					Monte Carlo
	Black Scholes	Black Scholes	Black Scholes	Black Scholes	simulation based
	options	options	options	options	customised options
Options pricing model used	pricing model	pricing model	pricing model	pricing model	pricing model

Key assumptions used:
Weighted average share price (£)	4.12	3.97	4.05	4.04	4.05
Range of exercise prices (£)	3.33	3.89-4.05	Nil	Nil	Nil
Range of expected volatility (%)	47%	28%-54%	37%	28%-54%	48%
Range of risk-free rates (%)	5%	4%-5%	5%	4%-5%	5%
Range of expected option term (life)	3 years	4 to 7 years	2 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p	10p	10p	10p
Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Volatility is based on daily observations. Best estimates have been used where historical data is not available in this respect.
Market-related performance conditions, which are used to determine the vesting pattern on the LTIP options, are built into the Monte Carlo simulation based options pricing model used to determine fair value of these options.
The Group reported a provision for National Insurance and other social security taxes of £10 million (2006: £7 million, 2005: £11 million) in respect of share-based payment transactions.
The Group recorded a liability for cash settled share options of £5 million (2006: £nil, 2005: £nil), based on current fair values. The intrinsic value of the liability has been measured at £4 million.
34 Related party transactions
The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buyback programme (see note 27). In addition, 2.0% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).
The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters Group PLC. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders’ equity on the consolidated balance sheet, are used to satisfy certain options/awards under the Group’s share incentive plans.

A-8.79

Key management personnel compensation, including the Group’s directors, is shown in the table below:

	2007	2006	2005
	£m	£m	£m

Salaries and short-term employee benefits	16	12	8
Post-employment benefits	1	1	1
Termination benefits	—	—	1
Share-based payments	9	8	6
Total	26	21	16
More details of directors’ remuneration and senior management compensation are given in the ‘Directors’ remuneration for 2007’ section of the Remuneration report, details of which form part of these financial statements.
During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm’s length basis.
Details of these transactions are shown below:

	31			31			31
	December	Amounts	Amounts	December	Amounts	Amounts	December
	2005	invoiced	collected	2006	invoiced	collected	2007
	£m	£m	£m	£m	£m	£m	£m

Amounts receivable:
Joint ventures:
Factiva*	4	30	(33)	1	—	(1)	—
FXMarketSpace	—	6	—	6	10	(15)	1
Other	—	1	(1)	—	1	(1)	—
Associates	—	—	—	—	1	(1)	—
Total amounts receivable	4	37	(34)	7	12	(18)	1
Amounts payable:
Joint ventures:
Factiva	1	4	(5)	—	—	—	—
3 Times Square Associates	—	19	(19)	—	16	(16)	—
Associates	—	2	(2)	—	5	(4)	1
Total amounts payable	1	25	(26)	—	21	(20)	1

*	Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables (see note 19).
No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

A-8.80

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group’s related parties are set out below.
During 2007, Reuters paid £64 million (2006: £237 million, 2005: £47 million) to the Group’s pension funds, including £4 million (2006: £187 million) towards funding the deficit in the Reuters Supplementary Pension Scheme (2006: Reuters Pension Fund and the Reuters Supplementary Pension Scheme).
FXMarketSpace
On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).
3 Times Square Associates LLC (‘3XSQ Associates’)
Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.
Factiva
On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was £nil (2006: £4 million, 2005: £4 million).
Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2007 was £nil (2006: £30 million, 2005: £39 million).
Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.
In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva.

A-8.81

35 Contingencies and commitments
Contingent liabilities and contingent assets
Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group’s financial performance or profitability.
The Group has no contingent assets.
Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications PLC
On 12 September 2005, Radianz’s former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters’ sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs’ appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007 Gilstrap, Dillon and Madigan lawsuit voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas state court granted the motion to, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to recover legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. Gilstrap, McCabe and Tataryn served Radianz Limited and Radianz Americas with a notice of appeal on 3 March 2008. The Group believes this appeal is without merit and will defend against it vigorously.
Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP
On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has filed a notice of appeal to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

A-8.82

Capital commitments
Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2007	2006	2005
	£m	£m	£m

Property, plant and equipment	14	10	16
Intangible assets	26	9	13
Total capital commitments	40	19	29
Group’s share of contingent liabilities and commitments in respect of associates and joint ventures
The Group’s share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2006: £nil, 2005: £nil).
Warranties and indemnities
During 2005, the Group has disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.
Operating lease payables
Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

	2007	2006	2005
	£m	£m	£m

Year ended 31 December
2006	—	—	79
2007	—	88	74
2008	94	79	63
2009	85	70	54
2010	73	60	51
2011	62	55	47
2012 (and thereafter for 2005 comparatives)	56	51	305
2013 and thereafter	280	249	—
Total operating lease payables	650	652	673
At the inception of each arrangement involving use of an asset, an assessment is made to establish whether the arrangement contains a lease. Once established, the lease is assessed to classify as either an operating lease or finance lease. This involves making an assessment concerning whether the arrangement substantially transfers the risks and rewards of asset ownership to the Group, in which case it would be treated as a finance lease (refer note 14). Where the arrangement does not result in the transfer of substantially all of the risks and rewards, the arrangement is classified as an operating lease.

A-8.83

At 31 December 2007, future minimum sublease payments expected to be received under non-cancellable subleases were £2 million (2006: £96 million, 2005: £114 million).
The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.
During the year, Reuters entered into an outsourcing arrangement with Fujitsu Services Limited for the provision of IT services over 10 years for approximately £530 million. Over the life of the contract, it is expected that £72 million will be paid in respect of leasing arrangements, of which £14 million is committed to as at 31 December 2007.
36 Acquisitions
Acquisition of Feri Fund Market Information Limited
On 31 July 2007, a Group company acquired Feri Fund Market Information Limited and its wholly owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	8	8
Current assets:
Cash and cash equivalents	2	—	2
Current liabilities	(2)	—	(2)
Non-current liabilities
Deferred tax	—	(2)	(2)
Net (liabilities)/assets acquired	—	6	6
Goodwill			6
Total consideration			12
Consideration satisfied by:
Cash			12
Goodwill represents the value of synergies arising from the acquisition.
The net assets of the company have been incorporated into the Research & Asset Management division.
The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	12
Cash acquired	(2)
Total outflow of cash and cash equivalents	10

A-8.84

Acquisition of ClearForest Limited
On 6 June 2007, a Group company acquired ClearForest Limited and its wholly owned subsidiary ClearForest Corp. In accordance with IFRS 3 ‘Business Combinations’, this transaction has been accounted for as an acquisition.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	6	6
Current assets:
Other current assets	1	—	1
Current liabilities	(2)	—	(2)
Non-current liabilities
Deferred tax	—	(2)	(2)
Net liabilities acquired	(1	4	3
Goodwill			7
Total consideration			10
Consideration satisfied by:
Cash			10
Goodwill represents the value of synergies arising from the acquisition. Net assets of the company have been incorporated into the Sales & Trading and Enterprise divisions.
The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10
Total outflow of cash and cash equivalents	10

A-8.85

Other acquisitions
Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased the share capital of EnergyBankLink Pty on 21 September 2007.

	Book	Fair value	Provisional
	value	adjustments	fair value
	£m	£m	£m

Non-current assets:
Intangible assets	—	1	1
Net assets acquired	—	1	1
Goodwill			—
Total consideration			1
The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product.
The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	1
Total outflow of cash and cash equivalents	1
From the date of acquisition to 31 December 2007, the acquisitions contributed £2.2 million to revenue, £1.4 million profit before interest and amortisation of intangibles and incurred a £1.3 million profit before amortisation, but after interest.
If the acquisitions had been made at the beginning of the financial year, they would have contributed £5 million to revenue and £1.7 million to profit. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.
37 Disposals
Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	2007	2006	2005
	£m	£m	£m

On disposal of subsidiary undertakings	3	4	4
On disposal of associates, joint ventures and available-for-sale financial assets	21	76	38
Recorded in the income statement	24	80	42

A-8.86

In 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group’s disposal of its investment in Intralinks Inc (£18 million) and further gains relating to the sale of Factiva (£3 million) in 2006. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds on the disposal of RVC in 2004.
In 2006, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group’s disposal of the majority of its holding in Factiva. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.
In 2005, gains on disposal of associates, joint ventures and available-for-sale financial assets include £4 million arising from the Group’s disposal of its holding in Quick Corporation and £33 million in respect of the part-disposal of shares in TSI. Gains on disposal of subsidiary undertakings mainly comprise an £8 million gain on disposal of a number of UK entities partly offset by a £6 million loss on disposal of the Reuters Portfolio Management System (RPMS) business. In 2005, Reuters also disposed of its holdings in Radianz and Instinet Group. These subsidiaries were treated as discontinued operations in accordance with IFRS 5 and are therefore disclosed separately in note 7.
38 Post balance sheet events
During the period 1 January 2008 to 14 March 2008, Reuters purchased 31 million shares for total consideration of £188 million, as part of the share buy-back programme announced in December 2007.
The following table provides a summary of the shares bought back during this period:

	Total number
	of shares
	purchased as
	part of		Total cost of
	publicly	Average price	shares
	announced	paid per	purchased
Month	programme	share (£)	(£m)

January	20,975,000	5.99	127
February	6,965,000	6.03	42
March	3,100,000	6.00	19
Included above are 28 million shares which the Group has irrevocable commitments to purchase at 31 December 2007. In accordance with the Group’s accounting policy, the cost of these shares (£169 million) has been recorded in the balance sheet at 31 December 2007 and reported as a current liability with a corresponding deduction from shareholders’ equity.
On 19 February 2008, regulatory approval was granted for the Thomson-Reuters transaction, subject to certain conditions, at which date the current share buyback programme was suspended. On 10 March 2008, the resumption of the share buyback programme was announced with the intention of repurchasing up to 17 million shares, representing the balance of the 50 million programme, between 10 March 2008 and the closing of the transaction.
On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of $97 million payable in cash. The purchase price allocation has yet to be finalised.

A-8.87

On 15 May 2007, Reuters and Thomson entered into a definitive agreement (the “Implementation Agreement”) under which Reuters agreed to be acquired by Thomson by implementing a dual listed company (“DLC”) structure (the “Transaction”). Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed: Thomson Reuters PLC, a new English company in which existing Reuters Shareholders will receive shares as part of their consideration in the Transaction (together with £3.525 in cash per Reuters ordinary share), and The Thomson Corporation, a Canadian company which will be renamed Thomson Reuters Corporation. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organisational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. The transaction is expected to complete on 17 April 2008, subject to shareholder consent, court approvals and other customary closing conditions.

A-8.88

39 Significant subsidiary undertakings, joint ventures and associates
The principal subsidiary undertakings, joint ventures and associates at 31 December 2007, all of which are included in the consolidated financial statements, are shown below:

		Principal area of	Percentage of equity
Subsidiary undertakings	Country of incorporation	operation	shares held

Reuters AG	Germany	Germany	100
Reuters America Holdings Inc*	USA	Worldwide	100
Reuters America LLC	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters BV	Netherlands	Netherlands	100
Reuters Canada Limited	Canada	Canada/USA	100
Reuters Europe SA	Switzerland	Spain/Portugal	100
Reuters France SAS	France	France	100
Reuters Finance PLC*	UK	UK	100
Reuters Group Overseas Holdings (UK) Ltd*	UK	Worldwide	100
Reuters Holdings Limited*	UK	UK	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters International Holdings SARL*	Switzerland	Worldwide	100
Reuters Investments Limited*	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV*	Netherlands	Netherlands	100
Reuters Research Inc	USA	USA	100
Reuters SA	Switzerland	Worldwide	100
Reuters Singapore Pte Limited	Singapore	Singapore	100
Reuters Svenska AB	Sweden	Sweden	100
Reuters Transaction Services Limited	UK	Worldwide	100

		Principal area of	Percentage of equity
Joint ventures	Country of incorporation	operation	shares held

3 Times Square Associates LLC	USA	USA	50 **
FXMarketSpace Limited	UK	Worldwide	50

*	Denotes investment companies. All other entities are operating companies.

**	The Group has an equity shareholding of 50% in 3 Times Square Associates LLC. However, Reuters has an effective economic interest of 35% at 31 December 2007.
The financial years for all of the above undertakings end on 31 December, except for Times Global Broadcasting Company Limited whose financial year ends on 31 March.
3 Times Square Associates LLC is a joint venture with Rudins Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building.
FXMarketSpace Limited is a joint venture with the Chicago Mercantile Exchange formed to create a centrally-cleared, global foreign exchange trading system.
Reuters has a 26% holding in Times Global Broadcasting Company Limited. This was reclassified as held for sale in 2007.

A-8.89

40 Reconciliation to Canadian GAAP as applied by The Thomson Corporation
Summary of differences between IFRS (as adopted by the EU) and Canadian GAAP
Reuters consolidated financial statements for the year ended 31 December 2007 have been prepared on the basis of IFRS, which differs in certain respects from Canadian GAAP as applied by Thomson in its audited financial statements for the year ended 31 December 2007.
The following reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the profit and shareholders’ equity of Reuters for the year ended 31 December 2007.
Reconciliation of net earnings for the year ended 31 December 2007

		For the year ended
		31 December 2007
		£m

Profit as previously reported by Reuters under IFRS		227
Differences in GAAP increasing / (decreasing) reported profit:
Business combinations	1	(4)
Other intangibles	2	(2)
Employee benefits — pensions	3	(161)
Stock-based compensation	4	3
Derivative instruments and hedging activities	5	(12)
Sale and leaseback transactions	7	—
Property, plant and equipment	8	(16)
Joint ventures and associates	9	—
Restructuring	10	7
Taxation	12	46
Net earnings under Thomson Canadian GAAP accounting policies		88
Reconciliation of shareholders’ equity as at 31 December 2007

		As at
		31 December 2007
		£m

Shareholders’ equity as previously reported by Reuters under IFRS		138
Differences increasing / (decreasing) reported shareholders’ equity:
Business combinations	1	105
Other intangibles	2	(6)
Employee benefits — pensions	3	251
Stock-based compensation	4	10
Derivative instruments and hedging activities	5	(28)
Investments	6	(2)
Sale and leaseback transactions	7	(2)
Property, plant and equipment	8	—
Joint ventures and associates	9	2
Restructuring	10	(5)
Shares to be repurchased	11	169
Taxation	12	(65)
Shareholders’ equity under Thomson Canadian GAAP accounting policies		567

A-8.90

The following is a description of the nature of the differences presented in the above reconciliations.
1. Business combinations
Goodwill amortisation
Prior to the adoption of IFRS by Reuters on 1 January 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to 31 December  2003 was capitalised and amortised over its useful life.
Under IFRS, from 1 January 2004, goodwill arising on acquisitions made by Reuters is no longer amortised and is allocated to cash-generating units and assessed for impairment at least annually. Reuters has elected not to apply IFRS 3 ’Business combinations’ retrospectively to business combinations that took place prior to the group’s 1 January 2004 transition date to IFRS, and amortisation arising prior to transition has not been reversed. Goodwill arising on acquisitions before 1 January 2004 remains at its previous carrying value at the date of transition to IFRS.
Under Canadian GAAP, prior to the adoption of Handbook Section 3062 —‘Goodwill and other intangible assets’, Thomson amortised goodwill over its estimated useful life. Following adoption of Handbook Section 3062 from 1 January 2002, goodwill was no longer subject to amortisation under Thomson Canadian GAAP accounting policies, but assessed for impairment at least annually. A GAAP difference therefore arises in respect of the carrying amount of goodwill at each balance sheet date.
Contingent purchase consideration
Under IFRS, contingent purchase consideration is recognised by Reuters when it is probable that the contingency will be met and the amount can be reliably measured, whereas under Thomson Canadian GAAP accounting policies, contingent purchase consideration is recognised when the amount can be reliably measured, and the outcome of the contingency is determined beyond reasonable doubt. This reconciling item shows the impact of adjusting the goodwill and related liability recorded by Reuters in respect of this difference.
Other intangibles
Prior to the adoption of IFRS on 1 January 2004, identifiable intangible assets were recognised separately providing they had a ‘readily ascertainable market’ and were amortised over their useful lives. This definition precluded the recognition of certain customer lists. These lists would meet the recognition criteria under IFRS; however Reuters elected not to apply IFRS 3 — ‘Business combinations’ retrospectively in accordance with an exemption outlined in IFRS 1 —‘First-time Adoption of International Financial Reporting Standards’, and as such these assets were not recognised on adoption of IFRS.
Under Thomson Canadian GAAP, these customer lists met the recognition criteria of Handbook Section 1581 —‘Business Combinations’ and have resulted in a historic difference in carrying value that will be amortised over the estimated useful life of these assets.
2. Other Intangibles
Under Thomson Canadian GAAP accounting policies costs incurred in the development of computer software to be sold externally are capitalised within “other non-current assets” and amortised through cost of sales. Development costs in respect of software generated for internal use are capitalised within “computer software” and amortised through depreciation expense. Under IFRS, Reuters capitalises all such costs within intangible assets and recognises amortisation expense within the amortisation expense line, therefore relevant amounts have been reclassified as part of the reconciliation.

A-8.91

Furthermore, under IFRS Reuters capitalises certain intangible assets that would not be capitalised under Thomson Canadian GAAP accounting policies. Reuters then systematically amortises these assets over their useful economic lives (normally between three and five years). This adjustment shows the impact of writing off the net book value of such intangible assets.
3. Employee benefits— Pensions
Under both IFRS and Canadian GAAP, the defined benefit pension obligation is determined using the Projected Unit Credit Method. Plan assets are measured at fair value.
Under IFRS, Reuters recognises actuarial gains and losses immediately on the balance sheet with a corresponding charge or credit recorded in the statement of recognised income and expense. The balance sheet asset or liability recognised therefore equates to the actual surplus or deficit in each plan. Under Thomson Canadian GAAP accounting policies, actuarial gains and losses are not recognised immediately, but rather are deferred and recognised in the income statement over the average remaining service life of the active members. Furthermore, cumulative gains and losses are not recognised at all to the extent that they fall inside a “corridor” calculated as 10% of the greater of the defined benefit pension obligation and the fair value of plan assets at the beginning of the year. As a result, the balance sheet asset or liability under Canadian GAAP does not equal the actual surplus or deficit in each plan and the shareholders’ equity reconciliation therefore recognises a significant asset representing actuarial losses yet to be amortised through the income statement under Canadian GAAP.
Under IFRS, a pension scheme surplus can only be recognised as an asset on the balance sheet to the extent that it is recoverable through a reduction in future contributions or return of scheme assets. Changes in the asset restriction from year to year are recognised through the statement of recognised income and expense. Under Thomson Canadian GAAP accounting policies, an adjustment (“valuation allowance”) must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. The calculation of the recoverable surplus is similar to that under IFRS. A change in the valuation allowance is recognised in earnings for the period in which the change occurs. The reconciliation of net income for the year ended 31 December 2007 recognises a significant expense representing the valuation allowance resulting from unrecoverable surplus taken to the income statement under Canadian GAAP. Under IFRS, the equivalent charge is recognised in the statement of recognised income and expense.
Under IFRS, Reuters recognises past service costs as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service costs are recognised immediately. Under Thomson Canadian GAAP accounting policies, past service costs arising from plan amendments are amortised on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment.
Reuters recognises gains or losses on the curtailment of a defined benefit plan when the curtailment occurs. Under Thomson Canadian GAAP accounting policies, a curtailment loss is recognised in earnings when it is probable that a curtailment will occur and the net effects are reasonably estimable, and a curtailment gain is recognised in earnings when an event giving rise to a curtailment has occurred.
4. Stock-based compensation
Differences in adoption dates
Under IFRS, compensation charges are recorded for equity-settled employee share options or awards made after 7 November 2002 but not vested at 1 January 2005. Under Canadian GAAP, CICA 3870— ‘Stock Based Compensation’ is applied to equity options or awards not vested from 1 January 2004, although early adoption was permitted. Thomson applied CICA 3870 retrospectively from 1 January 2003.

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Therefore under IFRS, fewer options or awards are within scope than under Canadian GAAP. This adjustment reflects the additional charge under Thomson Canadian GAAP accounting in respect of options or awards granted by Reuters before 7 November 2002 but not vested at 1 January 2004. Prior period retrospective adjustments would offset in reserves therefore there is no opening adjustment in 2004.
Cash-settled stock options and awards
Under IFRS, options or awards that will be cash-settled are classified as liabilities by Reuters and valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period. Under Thomson Canadian GAAP accounting policies, such options or awards are also classified as liabilities, but are valued on an intrinsic value basis with the movement being reflected in the income statement. This adjustment reflects this difference between the measurement of such options or awards on a fair value basis by Reuters and on an intrinsic value basis under Thomson accounting policies.
National Insurance (social security costs) on stock options and awards
Under IFRS, the liability for National Insurance (social security costs) on stock options/awards is accrued by Reuters based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under Canadian GAAP, this expense is recorded by Thomson upon exercise of the stock options/awards. This adjustment reverses the liability recognised by Reuters and the impact of this difference on the charge in the income statement.
Forfeitures
Under IFRS, Reuters is required to estimate the number of awards expected to vest and to revise the estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. Under Canadian GAAP, Thomson recognises forfeitures of awards as they occur. The adjustment results in a higher expenditure under Thomson Canadian GAAP accounting policies in the years prior to forfeiture as compared to that of IFRS.
5. Derivative instruments and hedging activities
Hedge accounting
Under IFRS, Reuters has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.
Reuters has not designated any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies. Accordingly, under Thomson accounting policies changes in the fair value of all of Reuters derivative and embedded derivative instruments have been included within the income statement.
Embedded derivatives
Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. Under Thomson Canadian GAAP accounting policies such an exemption has not been adopted. Therefore Reuters identifies and separately accounts for more embedded derivatives under Thomson accounting policies than it does under IFRS.

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In addition the fair value of certain embedded derivatives differs under Thomson accounting policies in that, under Canadian GAAP, only the minimum contractual portion of a contract that has a determinable notional amount is separated from the host contract and accounted for as a derivative instrument, whereas, under IFRS, the amount separated can be the expected cash flows.
6. Investments
Under IFRS, prior to the adoption of IAS 32— ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 —‘Financial Instruments: Recognition and Measurement’ on 1 January 2005, Reuters held fixed asset investments in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.
Following the adoption of IAS 32 and IAS 39, Reuters initially recognises available-for-sale financial assets and financial assets held for trading at fair value and subsequently remeasures at fair value. Reuters has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005.
Under Thomson Canadian GAAP accounting policies, investments in available-for-sale assets are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.
7. Sale and leaseback transactions
Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leasebacks, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised by Reuters in the income statement.
Under Canadian GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, while lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease. This reconciling item shows the net effect of these adjustments on Reuters profit and shareholders’ equity.
8. Property, plant and equipment
Under Thomson Canadian GAAP policies, the capitalisation thresholds and assessments of Useful Economic Lives (UELs) differ for certain asset categories. This reconciling item capitalises certain items that have been expensed under Reuters IFRS accounting policies and also adjusts UELs to align the policies adopted.
Under IFRS, gains resulting from the sale and operating leaseback of property, plant and equipment are recognised at the point of sale where the transactions occur at fair value. Under Canadian GAAP gains are deferred in proportion to the rental payments over the lease period.
9. Joint ventures and associates
As described in item 1 above, the carrying value of goodwill under Thomson Canadian GAAP accounting policies will differ due to different adoption dates of relevant accounting standards.
Deferred gain on assets contributed to joint ventures
Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed by Reuters to joint ventures and associates was greater than the book value, the difference was recognised in reserves. This reconciling item recognises the release of this gain to the income

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statement over the anticipated life of the long-lived assets contributed to the venture in accordance with Thomson Canadian GAAP accounting policies.
Proportionate consolidation
Reuters adopts equity accounting for its joint ventures. Under Canadian GAAP, interests in joint ventures should be recognised in the financial statements of the venturer using the proportionate consolidation method. This difference is a presentation difference only, and does not impact net profit or shareholders’ equity.
10. Restructuring
Under IFRS, Reuters recognises provisions for restructuring charges other than termination benefits; once it has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Reuters recognises termination benefits when it is demonstrably committed to a plan of termination when, and only when, it has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.
Under Thomson Canadian GAAP accounting policies, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.
Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.
Under Thomson Canadian GAAP accounting policies, certain costs incurred in respect of exit activities and integration are recognised as part of purchase accounting if specified conditions are met.
11. Shares to be repurchased
Under IFRS, Reuters recognises a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as part of its publicly-announced buy-back programme during the post balance sheet close period. A corresponding reduction in shareholders’ equity is also recorded.
Under Thomson Canadian GAAP accounting policies, this commitment is not recorded as a liability and reduction to shareholders’ equity as there is no fixed price or fixed number of shares and the counterparty has not purchased any shares as at the balance sheet date.
12. Taxation
Deferred tax adjustments in the IFRS to Canadian GAAP reconciliation are primarily the result of the deferred tax impact of the other GAAP adjustments made in the reconciliation.
Stock-based compensation
Reuters recognises a deferred tax asset for the stock based compensation charge based on the intrinsic value of the related share awards and adjusts the deferred tax asset at each balance sheet date for subsequent changes in the market value of the underlying shares. Under Thomson Canadian GAAP accounting policies deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions in excess of the related compensation charge are recognised in Additional Paid In Capital (APIC). These windfall tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised.

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Intercompany transactions
Under Thomson Canadian GAAP accounting policies, tax paid as a result of the transfer of an asset which does not leave the group is recorded as an asset in the financial statements until the asset leaves the group or is otherwise utilised. Under IFRS, Reuters recognises such tax in the income statement.
Accounting for uncertainty in income taxes
With effect from 1 January 2007, Thomson has adopted a new accounting policy under Canadian GAAP for accounting for uncertainty in income taxes. The policy requires that an entity evaluates uncertain tax positions using a two-step process:
First, Thomson determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.
Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit with greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.
Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.
Under Reuters IFRS accounting policies no such prescription exists, and the measurement of uncertain tax positions is assessed by management based on their best estimate of the likely outcome.
For periods prior to 1 January 2007, Thomson’s Canadian GAAP accounting policy for uncertain tax positions was consistent with IFRS. Therefore, the related reconciling item impacts 2007 only. On adoption of the new Thomson Canadian GAAP accounting policy for accounting for uncertainty in income taxes, Reuters booked a credit of £23 million to retained earnings to reflect the cumulative effect of adoption of the standard.
Thomson recognises interest and penalties on underpayment of income taxes as an income tax expense.

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13. Additional disclosures required by Canadian GAAP
Goodwill
Movements in the goodwill balance for the year ended 31 December 2007 by segment are set out below:

			Research & Asset
	Goodwill	Sales & Trading	Management	Enterprise	Media
	£m	£m	£m	£m	£m

Cost:
01 January 2007	315	164	121	25	5
Exchange differences	(1)	(1)	(1)	1	—
Additions:
Acquisition of subsidiaries	13	4	6	3	—
Other additions	—	—	—	—	—
Reclassifications	—	—	—	—	—
31 December 2007	327	167	126	29	5

Amortisation and impairment:
01 January 2007	(18)	(18)	—	—	—
Exchange differences	—	—	—	—	—
Charged in the year:
Amortisation	—	—	—	—	—
Impairment	—	—	—	—	—
Reclassifications	—	—	—	—	—
31 December 2007	(18)	(18)	—	—	—
Carrying amount:
31 December 2006	297	146	121	25	5
31 December 2007	309	149	126	29	5

By geographical location:
Europe, Middle East & Africa	89
Americas	193
Asia	27

309

The total amount of goodwill deductible for tax purpose is £nil.
Interest
The interest charge of £151 million for the year ended 31 December 2007 includes £126 million in respect of debt incurred for a term of more than one year.

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Provisions
The table below sets out an analysis of the rationalisation provision by segment:

	Rationalisation		Research & Asset
	provisions	Sales & Trading	Management	Enterprise	Media
	£m	£m	£m	£m	£m

1 January 2007	95	58	15	17	5
Exchange differences	1	1	—	—	—
Charged in the year	14	9	2	2	1
Utilised in the year	(32)	(23)	(2)	(7)	—
Released	(10)	(7)	(2)	(1)	—
Provisions acquired through business combinations	—	—	—	—	—
Reclassifications	—	—	—	—	—
Unwinding of discount	1	1	—	—	—
31 December 2007	69	39	13	11	6
The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.
The rationalisation provisions include the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.
Also included within the rationalisation provision at the end of 2007 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions have been substantially utilised by the end of 2007. Property related provisions will be utilised over the remaining lease periods.
Tax
At 31 December 2007, Reuters had UK tax losses carried forward of £351 million and tax losses carried forward in other jurisdictions of £334 million. If not utilised, the UK tax losses can generally be carried forward indefinitely. Swiss losses of £207 million will expire if not used by 2011, and US tax losses of £88 million will expire over the period 2016 to 2022. The majority of other tax losses can be carried forward indefinitely.
The ability to recognise the tax benefits of losses is dependent upon a number of factors, including the future profitability of operations in jurisdictions in which the tax losses arose.
Additionally, Reuters has approximately £1.9 billion of UK capital losses carried forward that may only be recognised when used in offsetting future UK capital gains.
No deferred tax has been recognised in respect of £131m of these losses, represented by the £88 million of losses in the US, which will expire over the period 2016 to 2022, together with £21 million in the UK and £22 million in other territories, the majority of which losses can be carried forward indefinitely.

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Share options
For options granted during the year the market price of the stock on grant date, the weighted average exercise prices and the weighted average fair value of options are disclosed below:

			Market price of	Weighted average	Weighted average
	Date	Number granted	Reuters share	exercise price	fair value

SAYE 25	3rd April 07	4,470,556	£4.82	£3.52	£1.67
DSOP March 2007	13th March 07	2,023,720	£4.38	£4.42	£1.53
DSOP August 2007	7th Aug 07	1,250,000	£6.20	£6.19	£0.44
RSP March 2007	13th March 07	4,654,928	£4.38	£0.00	£4.13
RSP August 2007	7th Aug 07	275,736	£6.20	£0.00	£6.14
LTIP March 2007	13th March 07	3,031,936	£4.38	£0.00	£2.95
LTIP August 2006	7th Aug 07	44,288	£6.20	£0.00	£6.75
Earnings per share
The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive:

Number of shares:
Share options	Nil

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Annex B
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the registration statements on Form F-9 (File No. 333-147287), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721), Form F-3 (No. 333-97203) and Form F-3 (333-150560) of Thomson Reuters Corporation and the registration statements on Form F-6 (333-150284) and Form S-8 (333-137651) of Thomson Reuters PLC of our report dated 19 March 2008, except for note 40, as to which the date is 15 May 2008, relating to Reuters Group PLC consolidated financial statements as at 31 December 2007, 2006 and 2005 and for each of the years in the three-year period ended 31 December 2007, which appears in the Report on Form 6-K of Thomson Reuters Corporation and Thomson Reuters PLC dated 15 May 2008.
/s/ PricewaterhouseCoopers LLP
London, England
15 May 2008

B-1